Q4
21

Organigram Holdings Inc.

Consolidated Financial Statements

For the years ended
August 31, 2021 and 2020

ORGANIGRAM

TABLE OF CONTENTS
Management’s Responsibility for the Financial Statements			1
Independent Auditors' Reports	2	–	8
Consolidated Statements of Financial Position			9
Consolidated Statements of Operations and Comprehensive Loss			10
Consolidated Statements of Changes in Equity			11
Consolidated Statements of Cash Flows			12
Notes to the Consolidated Financial Statements	12	–	47

November 22, 2021

Management’s Responsibility for the Financial Statements

The accompanying consolidated financial statements of Organigram Holdings Inc. (the “Company”) have been prepared by the Company’s management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and contain estimates based on management’s judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safe-guarded and financial information is reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements and the accompanying management discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors. It meets with the Company’s management and auditors, and reviews internal controls and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval.

(signed) ‘Beena Goldenberg’	(signed) ‘Derrick West’
Chief Executive Officer	Chief Financial Officer
Moncton, New Brunswick	Moncton, New Brunswick

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020     1

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Organigram Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Organigram Holdings Inc. and subsidiaries (the "Company") as of August 31, 2020, the related consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows, for the year ended August 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2020, its financial performance and its cash flows for the year ended August 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Moncton, Canada

November 29, 2020

We began serving as the Company's auditor in 2015. In 2021 we became the predecessor auditor.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020     2

KPMG LLP

100 New Park Place, Suite 1400
Vaughan, ON L4K 0J3

Tel 905-265 5900

Fax 905-265 6390
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Organigram Holdings Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Organigram Holdings Inc. and subsidiaries (the Company) as of August 31, 2021, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of August 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated November 22, 2021 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Other Matter

Another auditor audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company, which comprise the consolidated statement of financial position as of August 31, 2020, the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year then ended, and related notes. In their auditors' report dated November 29, 2020, they expressed an unmodified audit opinion on those consolidated financial statements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020     3

Organigram Holdings Inc.

November 22, 2021

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Measurement of fair value of biological assets

As discussed in notes 3 iii) and xx), 1, and 7 to the consolidated financial statements, the Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. As of August 31, 2021, the carrying value of the Company's biological assets was $12,122 thousand. The fair value less costs to sell of biological assets is determined using a model which utilizes an estimate of the expected harvest yield in grams for plants currently being cultivated, multiplied by the expected selling price and then adjusted for any additional costs to be incurred, such as post-harvest costs.

We identified the assessment of the estimate of the fair value less costs to sell of biological assets as a critical audit matter as a high degree of auditor judgment was required to evaluate the significant assumptions. The significant assumptions used to determine the fair value less costs to sell of biological assets are average selling price per gram and yield per plant.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020     4

Organigram Holdings Inc.

November 22, 2021

The following are the primary procedures we performed to address this critical audit matter. We tested the average selling price per gram by comparing to actual sales prices per gram as set out in sales invoices for transactions in the fourth quarter and subsequent to year end. We tested the average yield per plant by observing the number of grams harvested of certain plants at a selection of post-harvest weigh ins and comparing to the actual harvest records. We performed sensitivity analyses over the Company's significant assumptions used to determine the fair value less costs to sell of biological assets to assess the impact of changes in these assumptions on the Company's determination of fair value less costs to sell.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2020.

Vaughan, Canada

November 22, 2021

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020     5

KPMG LLP

100 New Park Place, Suite 1400
Vaughan, ON L4K 0J3

Tel 905-265 5900

Fax 905-265 6390
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Organigram Holdings Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Organigram Holdings Inc.'s and subsidiaries' (the Company) internal control over financial reporting as of August 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of August 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of August 31, 2021, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements), and our report dated November 22, 2021, expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to the following have been identified and included in management's assessment:

  An ineffective control environment resulting from an insufficient number of trained financial reporting and accounting, information technology (IT) and operational personnel with the appropriate skills and knowledge and with assigned responsibility and accountability related to the design, implementation and operation of internal control over financial reporting.
  The insufficient number of personnel described above contributed to an ineffective risk assessment process necessary to identify all relevant risks of material misstatement and to evaluate the implications of relevant risks on its internal control over financial reporting.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020     6

Organigram Holdings Inc.

November 22, 2021

  An ineffective information and communication process resulting from (i) insufficient communication of internal control information, including objectives and responsibilities, such as delegation of authority; and (ii) ineffective general IT controls, ineffective controls related to complex spreadsheets, and ineffective controls over information from service organizations, resulting in insufficient controls to ensure the relevance, timeliness and quality of information used in control activities.
  As a consequence of the above, the Company had ineffective control activities related to the design, implementation and operation of process-level and financial statement close controls which had a pervasive impact on the Company's internal control over financial reporting.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

The Company acquired Edibles and Infusions Corporation ("EIC") during 2021, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of August 31, 2021, EIC's internal control over financial reporting which constitutes, excluding goodwill and intangible assets, 1% of current assets, 3% of total assets, 6% of current liabilities and 4% of total liabilities, as well as 0% of net revenue and 1% of net loss included in the consolidated financial statements of the Company as of and for the year ended August 31, 2021. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of EIC.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Evaluation of Internal Control over Financial Reporting" found in Management's Discussion and Analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020     7

Organigram Holdings Inc.

November 22, 2021

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Vaughan, Canada

November 22, 2021

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020     8

ORGANIGRAM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at August 31, 2021 and 2020
(Expressed in CDN $000’s except share and per share amounts)

	AUGUST 31, 2021	AUGUST 31, 2020
ASSETS
Current assets
Cash	$55,365	$24,600
Short-term investments (Note 4)	128,190	50,128
Accounts receivable (Note 5)	21,035	14,747
Loan receivable (Note 6)	250	2,229
Biological assets (Note 7)	12,122	5,394
Inventories (Note 8)	36,696	66,365
Prepaid expenses and deposits	6,957	6,741
	260,615	170,204

Restricted funds (Note 12 and Note 14(iii))	31,109	8,032
Property, plant and equipment (Note 9)	235,939	247,420
Intangible assets and goodwill (Note 10)	17,046	1,772
Deferred charges and deposits (Note 9)	3,195	698
Investments in associates (Note 16)	5,028	7,001
Net investment in sublease (Note 5 and Note 15(ii))	1,085	—
	$554,017	$435,127

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$23,436	$17,486
Provisions (Note 11)	2,750	—
Current portion of long-term debt (Note 12)	80	11,595
	26,266	29,081

Long-term debt (Note 12)	230	103,671
Derivative liabilities (Note 13)	37,527	—
Other long-term liabilities (Note 15)	10,189	2,848
	74,212	135,600

SHAREHOLDERS' EQUITY
Share capital (Note 14)	730,803	420,673
Equity reserves (Note 14)	24,724	23,744
Accumulated other comprehensive (loss) income	(78)	50
Accumulated deficit	(275,644)	(144,940)
	479,805	299,527
	$554,017	$435,127

Subsequent events (Note 30)

On behalf of the Board:
/s/Beena Goldenberg, Director
/s/Peter Amirault, Director

The accompanying notes are an integral part of these Consolidated Financial Statements.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    9

ORGANIGRAM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the years ended August 31, 2021 and 2020
(Expressed in CDN $000’s except share and per share amounts)

	YEAR ENDED
	AUGUST 31, 2021	AUGUST 31, 2020
REVENUE
Gross revenue (Note 20)	$109,859	$103,387
Excise taxes	(30,696)	(16,592)
Net revenue	79,163	86,795
Cost of sales (Note 21)	103,567	105,004
Gross margin before fair value adjustments	(24,404)	(18,209)
Fair value adjustments to biological assets, inventories sold, and other charges (Note 7)	(3,995)	(38,281)
Gross margin	(28,399)	(56,490)

OPERATING EXPENSES
General and administrative (Note 23)	33,565	27,996
Sales and marketing	15,807	16,528
Share-based compensation (Note 14(iv))	3,215	4,725
Impairment of intangible assets (Note 10)	1,701	—
Impairment of property, plant and equipment (Note 9)	9,133	39,771
Total operating expenses	63,421	89,020

LOSS FROM OPERATIONS	(91,820)	(145,510)
Financing costs	2,960	6,008
Investment income	(854)	(308)
Government subsidies (Note 26)	(8,147)	(7,883)
Share of loss from investments in associates (Note 16)	1,118	1,187
Impairment of loan receivable and investments in associates (Note 6 and Note 16)	5,245	3,000
Loss on disposal of property, plant and equipment	2,426	—
Change in fair value of contingent consideration (Note 15(i))	3,558	(886)
Share issue costs allocated to derivative liabilities (Note 13)	803	—
Change in fair value of derivative liabilities (Note 13)	29,025	—
Legal provision (Note 22)	2,750	—
Loss before tax	(130,704)	(146,628)
Income tax expense
Deferred, net (Note 24)	—	(10,471)

NET LOSS	$(130,704)	$(136,157)
Other comprehensive (loss) income
Foreign currency translation (loss) gain, net of tax	(128)	93

COMPREHENSIVE LOSS	$(130,832)	$(136,064)
Net loss per common share, basic (Note 14 (v))	$(0.510)	$(0.789)
Net loss per common share, diluted (Note 14 (v))	$(0.510)	$(0.789)

The accompanying notes are an integral part of these Consolidated Financial Statements.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    10

ORGANIGRAM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended August 31, 2021 and 2020
(Expressed in CDN $000’s except share and per share amounts)

	NUMBER OF SHARES	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	ACCUMULATED DEFICIT	SHAREHOLDERS' EQUITY
Balance - September 1, 2019	156,196,347	$318,125	$17,707	$(43)	$(8,783)	$327,006
At-the-market equity financing, net of issue costs of 3,754 (Note 14 (iii))	37,281,412	99,997	—	—	—	99,997
Share-based compensation (Note 14 (iv))	—	—	7,519	—	—	7,519
Exercise of stock options (Note 14 (iii))	879,240	1,786	(717)	—	—	1,069
Exercise of restricted share units (Note 14 (iii))	154,062	765	(765)	—	—	—
Foreign currency translation gain, net of tax	—	—	—	93	—	93
Net loss	—	—	—	—	(136,157)	(136,157)
Balance - August 31, 2020	194,511,061	$420,673	$23,744	$50	$(144,940)	$299,527

Balance - September 1, 2020	194,511,061	$420,673	$23,744	$50	$(144,940)	$299,527
Unit financing, net of issue costs of $3,502(Note 14 (iii))	37,375,000	52,747	—	—	—	52,747
Private placement, net of issue costs of $1,174 (Note 14 (iii))	58,336,392	217,297	—	—	—	217,297
Shares issued related to business combination, net of issue costs of $65 (Note 14 (iii) and Note 28)	5,045,873	21,935	—	—	—	21,935
Share-based compensation (Note 14 (iv))	—	—	3,612	—	—	3,612
Exercise of stock options (Note 14 (iii))	1,691,498	6,268	(2,241)	—	—	4,027
Exercise of restricted share units (Note 14 (iii))	80,491	382	(382)	—	—	—
Exercise of performance share units (Note 14 (iii))	1,858	9	(9)	—	—	—
Exercise of warrants (Note 14 (iii))	1,743,850	11,492	—	—	—	11,492
Foreign currency translation loss, net of tax	—	—	—	(128)	—	(128)
Net loss	—	—	—	—	(130,704)	(130,704)
Balance - August 31, 2021	298,786,023	$730,803	$24,724	$(78)	$(275,644)	$479,805

The accompanying notes are an integral part of these Consolidated Financial Statements.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    11

ORGANIGRAM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended August 31, 2021 and 2020
(Expressed in CDN $000’s except share and per share amounts)

	YEAR ENDED
	AUGUST 31, 2021	AUGUST 31, 2020
CASH PROVIDED (USED)
OPERATING ACTIVITIES
Net loss	$(130,704)	$(136,157)
Items not affecting operating cash:
Share-based compensation (Note 14 (iv))	3,896	7,796
Depreciation and amortization (Note 9 and Note 10)	31,033	17,958
Loss on disposal of property, plant and equipment	2,426	778
Impairment losses (Note 6, Note 9, Note 10 and Note 16)	6,946	42,771
Fair value adjustment to biological assets (Note 7)	(5,742)	(2,853)
Financing costs	2,960	6,008
Investment income	(854)	(308)
Share of loss from investments in associates (Note 16)	1,118	1,201
Change in fair value of contingent consideration (Note 15(i))	3,558	(886)
Change in legal provision	2,750	—
Change in fair value of derivative liabilities (Note 13)	29,025	—
Share issue costs allocated to derivative warrants (Note 13)	803	—
Deferred tax expense	—	(10,471)
Changes in non-cash working capital:
Net change in accounts receivable	(6,007)	1,794
Net change in biological assets	(986)	18,111
Net change in inventories	29,669	27,530
Net change in accounts payable and accrued liabilities	2,062	(27,995)
Net change in prepaid expenses and deferred charges	(542)	9,598
Net cash used in operating activities	(28,589)	(45,125)

FINANCING ACTIVITIES
Proceeds from equity financing, net of issue costs (Note 14(iii))	—	99,997
Proceeds from unit financing, net of issue costs (Note 13 and Note 14(iii))	64,839	—
Private placement, net of issue costs (Note 13 and Note 14(iii))	220,037	—
Payment of lease liabilities, net of sublease receipts (Note 15(ii))	(1,344)	(897)
Payment of long-term debt (Note 12)	(115,059)	(55)
Proceeds from long-term debt, net of issue costs of $nil (2020 - $705) (Note 12)	—	64,295
Stock options and warrants exercised (Note 14)	8,387	1,069
Interest and fees paid on long-term debt	(2,397)	(4,043)
Net cash provided by financing activities	174,463	160,366

INVESTING ACTIVITIES
Purchase of short-term investments	(120,020)	(50,000)
Proceeds from short-term investments	50,072	135
Investment income	782	393
Investments in associates (Note 16)	(2,539)	—
Restricted funds	(31,109)	(8,000)
Loan advance	—	(2,071)
Proceeds on sale of property, plant and equipment	34	—
Purchase of property, plant and equipment (Note 9)	(11,791)	(77,223)
Purchase of intangible assets (Note 10)	(538)	(1,430)
Net cash used in investing activities	(115,109)	(138,196)

INCREASE (DECREASE) IN CASH	$30,765	$(22,955)
CASH POSITION
Beginning of period	$24,600	$47,555
End of period	$55,365	$24,600

The accompanying notes are an integral part of these Consolidated Financial Statements.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    12

ORGANIGRAM HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2021 and 2020
(Expressed in CDN $000’s except share and per share amounts)

1.    NATURE OF OPERATIONS
Organigram Holdings Inc. (the “Company”) is a publicly traded corporation with its common shares (the “Common Shares”) trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “OGI”. The head office and the registered address of the Company is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company’s major wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer (“LP” or “Licensed Producer”) of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada); (ii) 10870277 Canada Inc., a special purpose holding company for the Company; and (iii) The Edibles and Infusions Corporation (“EIC”), a cannabis processor of confectionary goods. Organigram Inc. was incorporated under the Business Corporation Act (New Brunswick), on March 1, 2013. Organigram Holdings Inc. was incorporated under the Canada Business Corporations Act (“CBCA”) on April 6, 2016. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018. The Edibles and Infusions Corporation was incorporated under the Business Corporation Act (Ontario) on September 20, 2018.

2.     BASIS OF PREPARATION

i. Statement of compliance
These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on November 22, 2021.

ii. Basis of measurement
These consolidated financial statements have been prepared on a historical cost basis except for biological assets, short-term investments, share-based compensation, contingent share consideration, and derivative liabilities, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction.

iii.Basis of consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the Company. The results of subsidiaries acquired during the year are consolidated from the date of acquisition.

Associates are all entities over which the Company has significant influence but not control or joint control. Investments in associates are accounted for using the equity method after initial recognition at cost (Note 3(x)).

iv.COVID-19 estimation uncertainty
In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”), a global pandemic. Government measures to limit the spread of COVID-19, including the closure of non-essential businesses, continued to disrupt the Company’s operations during the year ended August 31, 2021 .

The production and sale of cannabis and cannabis-derived products have been recognized as essential services across Canada, however COVID-19 related challenges have persisted, including, but not limited to, reduced staffing levels, production inefficiencies resulting from increased health and safety measures, and limited supply chain issues. For the year ended August 31, 2021 , the Company did not record any adjustments to the carrying value of its assets that were directly related to the COVID-19 pandemic.

Due to the ongoing developments and uncertainty surrounding COVID-19, it is not possible to predict the continuing impact that COVID-19 will have on the Company, its financial position, and/or its operating results in the future. In addition, it is possible that estimates in the Company’s consolidated financial statements will change in the near-term as a result of COVID-19, and the effect of any such changes could be material, which could result in, among other things, further impairment of inventories and long-lived assets including intangible assets. The Company is closely monitoring the impact of COVID-19 on all aspects of its business.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    13

v.Foreign currency translation
Functional and presentation currency
These consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency, except for the Company’s investment in its associate, alpha-cannabis Pharma GmbH, for which the functional currency has been determined to be Euros.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of operations and comprehensive loss.

Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using average exchange rates for the month during which the transactions occurred. Foreign currency differences are recognized in other comprehensive (loss) income in the accumulated other comprehensive income (loss) account.

When the Company disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income (loss) related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation that remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income (loss) related to the subsidiary is reallocated between controlling and non-controlling interests.

3.     SIGNIFICANT ACCOUNTING POLICIES

i. Cash
Cash is a financial asset that is measured at amortized cost, which approximates fair value and includes cash-on-hand and deposits held with financing institutions.

ii. Short-term investments
The Company considers short-term investments in the form of guaranteed investment certificates to be an investing activity. These investments are measured at amortized cost. The Company also had equity securities that were carried at fair value through profit or loss.

iii. Biological assets
While the Company’s biological assets are within the scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories . This includes the direct cost of labour, seeds and growing materials as well as other indirect costs such as utilities and supplies used in the growing process. Indirect labour cost for individuals involved in the growing and quality control process is also included, as well as depreciation of manufacturing assets. All direct and indirect costs of biological assets are capitalized as they are incurred. Unrealized fair value gains/losses on growth of biological assets are recorded on the consolidated statements of operations and comprehensive loss. Biological assets are measured at their fair value less costs to sell on the consolidated statement of financial position.

iv. Inventories
Inventories of finished goods and packaging and supplies are initially valued at cost, and subsequently at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to sell. The Company reviews inventories for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value. The direct and indirect costs of finished goods inventory initially include the fair value of the biological asset at the time of harvest. They also include subsequent costs such as materials, labour and depreciation expense on equipment involved in packaging, labeling and inspection. All direct and indirect costs related to inventory are capitalized as they are incurred, and they are subsequently recorded within cost of sales on the consolidated statements of operations and comprehensive loss at the time the cannabis is sold. Inventory is measured at lower of cost or net realizable value on the consolidated statement of financial position.

v. Property, plant and equipment
Property, plant and equipment are initially recognized at acquisition cost or manufacturing cost, including any costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by the Company’s management. Property, plant and equipment are subsequently measured at cost, less accumulated depreciation and impairment losses.

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Depreciation is recognized on a straight-line basis to reduce the cost, less estimated residual value, of depreciable fixed assets. The following useful lives are applied:

Buildings	25 years
Growing and processing equipment	10 years
Computer equipment	5 years
Vehicles	5 years
Furniture and fixtures	10 years
Leasehold improvements	5 years
Right-of-use assets	term of lease

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets, and are recognized as profit or loss within consolidated statements of operations and comprehensive loss.

Construction in process are transferred to the appropriate asset class when available for use and depreciation of these assets commences at that point.

An asset’s residual value, useful life and depreciation method are reviewed during each financial year and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) and depreciated accordingly.

vi. Goodwill
Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. Goodwill is carried at cost less accumulated impairment losses. Refer to Note 3(viii) for a description of impairment testing procedures.

vii. Assets held for sale
Assets and liabilities held for sale are no longer depreciated and are presented separately in the consolidated statement of financial position at the lower of their carrying amount and fair value less costs to sell. An asset is regarded as held for sale if its carrying amount will be recovered principally through a sale transaction, rather than through continuing use. For this to be the case, the asset must be available for immediate sale and its sale must be highly probable.

viii. Impairment of long-lived and intangible assets
Long-lived assets, including property, plant and equipment and intangible assets are reviewed each reporting period for indicators of impairment and reversal of impairment. Goodwill and indefinite life intangible assets are assessed for indicators of impairment at each reporting date and are tested annually or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU"). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs of disposal, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss equal to the amount by which its carrying amount exceeds its recoverable amount. Except for goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

ix. Share-based payments
The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Fair value for options is determined using the Black-Scholes pricing model and fair value for Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) is determined using the Company’s share price at the grant date.

Expected forfeitures are estimated at the date of the grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expenses reflect in the period the estimate is revised. Cancellations of unvested equity settled share-based payments are accounted for as an acceleration of vesting and the then remaining unamortized costs are recognized immediately in profit or loss.

For stock options granted to non-employees, the expense is measured at the fair value of the goods and services received except when the fair value cannot be estimated, in which case it is measured at the fair value of the equity instrument granted.
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Consideration paid by employees or non-employees on the exercise of options is recorded as an increase to share capital and the related share-based payment expense is transferred from equity reserves to share capital.

x. Investments in associates and joint operations
Associates are companies over which the Company has significant influence. Significant influence is presumed when the Company has an ownership interest greater than 20%, unless certain qualitative factors overcome this assumption. Conversely, where the Company has an ownership interest less than 20%, it is presumed that the Company does not have significant influence, unless certain qualitative factors overcome this assumption. In assessing significant influence and the ownership interest, potential voting rights that are currently exercisable are taken into consideration.

Investments in associates are accounted for using the equity method and are initially recognized at cost, inclusive of transaction costs. The consolidated financial statements include the Company’s share of the income or loss and equity movement of equity accounted associates. In accordance with IFRS, the associate’s most recent available financial statements are used in the application of the equity method. Where the associate’s reporting period differs from the Company’s, the associate prepares financial information as of the same period end as the Company, unless it is impracticable to do so. Otherwise, the Company will adjust for its share of income and expenses and equity movement based on the associate’s most recently completed financial statements, adjusted for the effects of significant transactions. The Company does not recognize losses exceeding the carrying value of its interest in the associate.

The Company recognizes its share of the assets, liabilities, revenue and expenses of joint operations in accordance with the related agreements (Note 27).

Investments in associates are considered impaired and impairment losses are recognized if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the net investment (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows from the net investment that can be reliably estimated. In such cases, the carrying value of the associate is written down to its recoverable amount which is the higher of value in use and fair value less costs of disposal.

xi. Intangible assets
Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is provided on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, except for off-market supply agreements, where amortization is provided based on the actual output received versus the estimated output forecast to be received over the life of the agreement.

The estimated useful lives, residual values, and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization.

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Research costs and other development expenditures are recognized as general and administrative expenses on the consolidated statements of operations and comprehensive loss as incurred.

xii. Provisions
Provisions are recognized when the Company has a present legal or constructive obligation based on past events, it is probable that an outflow of economic resources will be required to settle the obligation and the amount can be reasonably estimated. Provisions are measured at the present value of the estimated expenditures expected to settle the obligation, if the effect of the time value of money is material.

xiii. Loss per share
Basic loss per share is calculated by dividing net loss attributable to common shareholders by the weighted average number of shares outstanding during the period. Diluted loss per share is calculated in a similar manner, but with adjustments to give effect to all dilutive potential common shares outstanding during the period. The dilutive effect of warrants, options, top-up rights, RSUs and PSUs is calculated using the treasury stock method. Anti-dilutive effects of potential conversions of securities are ignored for this calculation.

xiv. Revenue recognition
Revenue from the direct sale of cannabis dried flower and cannabis derivative products for a fixed price is recognized when the Company transfers control of the good to the customer, which is at point of delivery for medical cannabis and recreational cannabis.

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Revenue includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Revenue also includes the net consideration to which the Company expects to be entitled. Revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, revenue is stated net of expected price discounts, allowances for customer returns and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Net revenue is revenue less excise taxes. Excise taxes are effectively a production tax which becomes payable when the product is removed from the Company’s premises and may or may not be directly related to the revenue depending on the province of sale. It is generally not included as a separate item on external invoices; increases in excise tax are not always passed on to the customer and where a customer fails to pay for product received the Company cannot reclaim the excise tax. The Company therefore recognizes excise tax, unless it regards itself as an agent of the regulatory authorities, as a cost and reduction to revenue for the Company.

xv. Derivative liabilities
Derivative liabilities are initially recognized at fair value at the date on which the derivative contract was entered into. Any attributable transaction costs are recognized in the consolidated statements of operations and comprehensive loss as incurred. Subsequent to initial recognition, derivative liabilities are measured at fair value at each reporting date until settlement, with the re-measurement gain or loss being recognized immediately in the consolidated statements of operations and comprehensive loss. The Company does not enter into or hold derivative financial instruments for trading or speculative purposes.

For more details on derivative liabilities consisting of warrants and top-up rights, see Note 13.

xvi. Income taxes
The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the consolidated financial statements.

Income tax expense in the consolidated statements of operations and comprehensive loss is the sum of current and deferred tax as explained below.

Current tax is the expected income tax payable (recoverable) on the taxable income (loss) for the year, using tax rates enacted, or substantively enacted, as at the end of the reporting year. Current tax expense (recovery) included in the consolidated statements of operations and comprehensive income (loss) reflects the current tax for the reporting year, plus adjustments to the current tax of prior years, less current tax recorded directly in other comprehensive income (loss) or equity.

Deferred taxes are accounted for under the liability method and are the taxes expected to be payable or recoverable on the temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences and unused tax losses and tax credits can be utilized. Deferred tax is calculated on a non-discounted basis, using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The carrying amounts of individual deferred tax assets are reviewed at the end of each reporting year, but are only recognized for the proportion on which it is probable that sufficient taxable profits will be available for such assets to be recovered.

Deferred tax is not recognized for: i) temporary differences related to the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; ii) differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future; and, iii) differences arising on the initial recognition of goodwill.

xvii. Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time that the assets are substantially ready for their intended use or sale. Other borrowing costs are expensed in the period in which they are incurred and reported in finance costs. No borrowing costs were capitalized during the years presented.

xviii.Business combinations
The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set
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of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set of assets and activities has the ability to produce outputs.

The Company has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable assets acquired and liabilities assumed. Goodwill is the excess of consideration transferred over the fair value of the net tangible and intangible assets acquired, recorded at fair value at the acquisition date and is tested annually for impairment, or when indicators of impairment arise. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

xix. Government subsidies
Government subsidies are recognized when there is reasonable assurance that the subsidy will be received, and all the attached conditions will be complied with. Subsidies are recognized as income in the consolidated statements of operations and comprehensive loss on a systematic basis over the periods in which the expenses are recognized for the related costs for which the subsidies are intended to compensate, which in the case of subsidies related to assets requires setting it up as deferred income or deducting it from the carrying amount of the asset.

xx. Critical accounting estimates and judgments
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

The following are the estimates and judgments made by management in applying the accounting policies of the Company that have the most significant effect on the consolidated financial statements:

1.Biological assets and inventories
Determination of the fair value of biological assets requires management to make a number of estimates, including estimating average selling price per gram and yields per plant. The Company records obsolete and unsaleable inventories at the lower of cost and net realizable value. Adjustments to the carrying value of inventories are based on obsolescence trends, historical experience, forecast demand and average selling price for obsolete and unsaleable inventories. Refer to Notes 7 and 8 for further information.

2.Estimated useful lives and impairment of property, plant and equipment and finite-life intangible assets
Amortization of property, plant and equipment and finite life intangibles assets requires estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts, taking into consideration factors such as economic and market conditions and the useful lives of assets.

3.Share-based payments
In determining the fair value of options and related expenses, management estimates the expected life of the option, the expected volatility of the Company’s share price, the risk-free interest rate, and the rate of forfeitures. Refer to Note 14 for further information.

4.Adult-use recreational cannabis revenue – provision for returns and price adjustments
Government customers typically have the right to return products, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction. The estimation of potential future returns and pricing adjustments includes the use of management estimates and assumptions that may not be certain given the evolving nature of the industry.

5.Impairment of long-lived and intangible assets
In determining the recoverable amount of the Company’s Moncton (the “Moncton Campus”) and Winnipeg (the "Winnipeg Campus") campuses CGUs, management has applied significant judgment in the aggregation of the CGUs
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and has made various estimates with respect to the forecasted cash flows, terminal growth rate, post-tax discount rate, and income taxes utilized in the discounted cash flow model.

6.     Derivative Liabilities
Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Black-Scholes option pricing model to estimate the fair value of such warrants at inception, on each exercise, and subsequently at the period end date. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.

The potential Common Share issuances in regards to top-up rights are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Monte Carlo pricing model to estimate the fair value of such top-up rights at inception, on each exercise, and subsequently at year date. The key assumption used in the model is the expected future volatility on the price of the Company's Common Shares.

The impact of changes in these key assumptions is described in Note 13.

7.    Business Combinations
Management performs a valuation analysis to allocate the purchase price based on the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Determining the fair value of identifiable assets acquired and liabilities assumed on the acquisition date requires the use of judgment and estimates. With respect to the EIC acquisition, the significant estimates related to estimating the fair value of the acquired research and processing license and non-compete agreement, involved significant assumptions such as forecasting gross margin, and estimating time to market with or without key management. Management also exercises judgment in estimating the probability and timing of future cash flows and uses a discounted cash flow method as the basis for estimating fair values. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

xxi.    Adoption of new or amended accounting standards
As required, effective September 1, 2020, the Company adopted the following new or amended accounting standards:

Amendments to IFRS 3: Definition of a Business
In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments provide an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The amended standard did not have an impact on the Company's consolidated financial statements.

Amendments to IFRS 16: COVID-19-Related Rent Concessions
In May 2020, the IASB issued COVID-19-Related Rent Concessions, which amended IFRS 16 Leases. The 2020 amendments introduced an optional practical expedient under which a lessee is not required to assess whether eligible rent concessions are lease modifications, instead accounting for them in accordance with other applicable guidance. The practical expedient only applied to rent concessions for which any reduction in lease payments affects solely payments originally due on or before June 30, 2021. The IASB extended the practical expedient by 12 months permitting lessees to apply it to rent concessions for which any reduction in lease payments affects only payments originally due on or before June 30, 2022. The Company did not receive any COVID-19 related rent concessions on any of its leases and therefore, the amended standard did not have an impact on the Company's consolidated financial statements.

xxii.    Future changes to accounting standards
The following IFRS standards have been recently issued by the IASB with an effective date after August 31, 2021 and have not yet been adopted by the Company. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded:

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current
The amendments to IAS 1 clarify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendment on the Company’s consolidated financial statements.

Amendments to IAS 8: Definition of Accounting Estimate
The amendments introduced a new definition for accounting estimates, clarifying that the estimates are monetary amounts in the financial statements that are subject to measurement uncertainty which is defined as an uncertainty that arises when
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monetary amounts in financial reports cannot be observed directly and must instead be estimated. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 1: Disclosure of Accounting Policies
The IASB has issued amendments to IAS 1 and IFRS Practice Statement 2 on the application of materiality to disclosure of accounting policies in deciding which accounting policies to disclose in the financial statements. The key amendments to IAS 1 include requiring companies to disclose their material accounting policies rather than their significant accounting policies; clarifying that accounting policies related to immaterial transactions, other events or conditions are immaterial and need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are material to the Company’s consolidated financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this amendment on the Company’s consolidated financial statements.

4.     SHORT TERM INVESTMENTS
The Company’s short-term investments included the following on August 31, 2021 and August 31, 2020:

DESCRIPTION	INTEREST %	AUGUST 31, 2021	AUGUST 31, 2020
GIC - maturing September 16, 2020	0.95%	$—	$10,000
GIC - maturing September 24, 2020	0.95%	—	10,000
GIC - maturing December 15, 2020	1.16%	—	10,000
GIC - maturing December 23, 2020	1.16%	—	10,000
GIC - maturing June 17, 2021	0.93%	—	10,000
GIC - maturing November 2, 2021	0.50%	60,000	—
GIC - maturing May 4, 2022	0.70%	60,138	—
GIC - maturing May 27, 2022	1.50%	8,032	—
Bond - Canada Revenue Agency		20	—
Equity securities in VIVO Cannabis Inc.		—	128
		$128,190	$50,128

On October 16, 2018, the Company sold its wholly-owned subsidiary, Trauma Healing Centers, Incorporated, in exchange for consideration consisting of common shares in the purchaser (an unaffiliated publicly-traded company), VIVO Cannabis Inc. (the “VIVO Shares”). The VIVO Shares were carried at fair value through profit or loss. During the year ended August 31, 2021 , all of the VIVO Shares were sold.

On April 1, 2021, the Company repaid the outstanding balance under the Amended and Restated Bank of Montreal ("BMO") Facilities (See Note 12). Subsequently, the Company was released from all security, and the two-year GIC of $8,000 (plus accrued interest) which was pledged as a deposit with BMO and previously recorded as restricted investments has been reclassified to short-term investments.

5.    ACCOUNTS RECEIVABLE
The Company’s accounts receivable included the following balances as of August 31, 2021 and August 31, 2020:

	AUGUST 31, 2021	AUGUST 31, 2020
Gross trade receivables	$20,915	$11,995
Less: reserves for product returns and price adjustments	(710)	(899)
Trade receivables	20,205	11,096
Harmonized sales taxes receivable	195	728
Sublease rental receivable (Note 15)	288	—
Accrued investment income	99	—
Government programs	187	2,936
Other accounts receivable	61	—
Less: Expected credit losses	—	(13)
	$21,035	$14,747

On April 1, 2020, Department of Finance Canada announced the Canada Emergency Wage Subsidy (“CEWS”), which subsidizes up to 75% of employee wages, retroactive to March 15, 2020, to Canadian employers whose businesses had been affected by COVID-19 in order to enable them to re-hire workers previously laid off as a result of the pandemic, help
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prevent further job losses, and to better position companies to resume normal operations following the crisis. At August 31, 2021 , under this program, the Company applied for $7,725 (August 31, 2020 - $7,883) in wage subsidies for the year September 1, 2020 to August 31, 2021 , out of which $178 (August 31, 2020 -$2,936) is included under government programs above.

On October 9, 2020, Department of Finance Canada announced the Canada Emergency Rent Subsidy ("CERS"), which provides support to qualifying tenants and property owners in the form of a rent subsidy that is made available to organizations that continue to endure declining revenues, subsidizing up to 65% of eligible property expenses retroactive to September 27, 2020 to Canadian companies whose businesses had been affected by COVID-19. At August 31, 2021 , under this program, the Company applied for $422 (August 31, 2020 -$nil) for the period September 27, 2020 to August 31, 2021 , out of which $9 (August 31, 2020 -$nil) is included under government programs above.

6.     LOAN RECEIVABLE
On July 26, 2019, the Company entered into an advance payment and support agreement (“Payment Agreement”) with 703454 N.B. Inc. (carrying on business as 1812 Hemp) (“1812 Hemp”). Under the terms of the Payment Agreement, the Company advanced $3,000 to 1812 Hemp in the form of a secured loan. This amount may be applied against future purchases of hemp under the Supply Agreement described in Note 10. The aggregate amount of advances outstanding as of January 1, 2020 accrue interest of 9.0% per annum, calculated monthly, until the entire balance of advances is paid. At February 28, 2021, $2,229 in principal was outstanding under the Payment Agreement, and the Company demanded repayment of the entire amount owing by 1812 Hemp to the Company under the Payment Agreement. At August 31, 2021 , management reassessed 1812 Hemp's liquidation value and as a result, an impairment of $1,979 was recorded against the loan receivable, bringing the carrying value of the loan receivable to $250 (August 31, 2020 - $2,229).

7.     BIOLOGICAL ASSETS
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as of August 31, 2021 and August 31, 2020 are as follows:

AMOUNT
Carrying amount, August 31, 2019	$20,652

Add net production costs	41,052
Net change in fair value less costs to sell due to biological transformation	(2,853)
Deduct net abnormal plant destruction costs	(5,048)
Transferred to inventory upon harvest	(48,409)
Carrying amount, August 31, 2020	$5,394

(Deduct) Add net production costs	34,218
Net change in fair value less costs to sell due to biological transformation	5,742
Transferred to inventory upon harvest	(33,232)
Carrying amount, August 31, 2021	$12,122

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the expected selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 within the fair value hierarchy (see Note 19), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

ii.expected yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;

iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and

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v.stage of completion in the cultivation process – calculated by taking the weighted average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of August 31, 2021 , it is expected that the Company’s biological assets will yield 11,368 kg (August 31, 2020 – 5,096 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
ASSUMPTIONS	AUGUST 31, 2021		AUGUST 31, 2020		SENSITIVITY	AUGUST 31, 2021	AUGUST 31, 2020
Average net selling price per gram	$2.54		$3.36		Increase or decrease by $1.00 per gram	$4,764	$1,602
Average yield per plant	129	grams	101	grams	Increase or decrease by 10 grams	$937	$532

The average yield per plant at August 31, 2021 primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol (“CBD”) dominant strains where trim is also harvested for extraction).

The fair value adjustments to biological assets, inventories sold, and other charges for the year ended August 31, 2021 and August 31, 2020 is comprised of the following:

	YEAR ENDED
	AUGUST 31, 2021	AUGUST 31, 2020
Realized fair value amounts included in inventory sold	$(19,489)	$(39,455)
Increase in fair value on growth of biological assets	31,726	73,975
Adjustment to net realizable value of inventory on hand at year end	(16,232)	(72,801)
Fair value adjustments to biological assets, inventories sold, and other charges	$(3,995)	$(38,281)

The adjustment to net realizable value of inventory on hand is related to the write-down of the fair value component of dry cannabis available for packaging, flower and trim available for extraction, concentrated extract, and packaged inventories due to excess or obsolete quantities as well as the decrease in the estimated net realizable value of these inventories based on the evolving nature of the adult-use market.

8.     INVENTORIES
The Company’s inventories are comprised of the following balances as of August 31, 2021 and August 31, 2020:

	AUGUST 31, 2021
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,387	$1,303	$2,690
Dry cannabis
Available for packaging	9,736	5,303	15,039
Packaged inventory	3,922	1,749	5,671
Flower and trim available for extraction	456	329	785
Concentrated extract	3,009	733	3,742
Formulated extracts
Available for packaging	462	161	623
Packaged inventory	2,028	95	2,123
Packaging and supplies	6,023	—	6,023
	$27,023	$9,673	$36,696

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    22

	AUGUST 31, 2020
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$2,036	$1,841	$3,877
Dry cannabis
Available for packaging	13,124	7,808	20,932
Packaged inventory	3,707	1,956	5,663
Flower and trim available for extraction	849	1,062	1,911
Concentrated extract	13,252	6,130	19,382
Formulated extracts
Available for packaging	1,097	384	1,481
Packaged inventory	1,045	226	1,271
Packaging and supplies	11,848	—	11,848
	$46,958	$19,407	$66,365

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, and beverage and vaporizable products.

The amount of inventory expensed in cost of sales for the year ended August 31, 2021 was $58,605 (August 31, 2020 - $42,872). The amount of inventory write-downs, provisions, and plant waste included in cost of sales for the year ended August 31, 2021 was $26,177 (August 31, 2020 - $45,270), which is comprised of the production or purchase costs of these inventories and biological assets (refer to Note 7 for the write-down and provisions and plant waste against the fair value component of these inventories).

Inventory write-downs and provisions relating to excess and unsaleable inventories for the year ended August 31, 2021 was $15,039 (August 31, 2020 - $32,831). Inventory write-downs related to adjustments to net realizable value during the year ended August 31, 2021 was $4,865 (August 31, 2020 - $2,753). Inventory write-offs for the year ended August 31, 2020 related to abnormal plant waste due to lack of sufficient staffing as a result of COVID-19 was $5,048.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    23

9.    PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	CONSTRUCTION IN PROCESS	GROWING & PROCESSING EQUIPMENT	OTHER	RIGHT-OF-USE ASSETS	TOTAL
Cost
Balance, August 31, 2019	$2,211	$70,774	$65,515	$87,931	$6,697	$—	$233,128
Transition to IFRS 16 (Note a)	—	—	—	—	—	2,244	2,244
Additions (Note c)	1,864	22,316	46,847	7,597	1,335	2,220	82,179
Construction completed	—	71,663	(110,234)	37,851	720	—	—
Disposals	—	(517)	—	(436)	(75)	—	(1,028)
Impairment (Note b)	—	(37,214)	—	48	—	—	(37,166)
Balance, August 31, 2020	$4,075	$127,022	$2,128	$132,991	$8,677	$4,464	$279,357

Accumulated depreciation
Balance, August 31, 2019	$—	$(4,237)	$—	$(8,618)	$(1,803)	$—	$(14,658)
Depreciation	—	(4,074)	—	(11,568)	(1,362)	(557)	(17,561)
Disposals	—	108	—	145	29	—	282
Balance, August 31, 2020	$—	$(8,203)	$—	$(20,041)	$(3,136)	$(557)	$(31,937)

Cost
Balance, August 31, 2020	$4,075	$127,022	$2,128	$132,991	$8,677	$4,464	$279,357
Acquisitions through business combination (Note 28)	—	5,786	2,859	720	721	1,742	11,828
Additions (Note c)	—	2,928	1,762	4,655	270	—	9,615
Transfers	—	—	—	—	667	(889)	(222)
Construction completed	—	27	(4,657)	4,630	—	—	—
Disposals	—	—	—	(3,586)	(12)	—	(3,598)
Balance, August 31, 2021	$4,075	$135,763	$2,092	$139,410	$10,323	$5,317	$296,980

Accumulated depreciation
Balance, August 31, 2020	$—	$(8,203)	$—	$(20,041)	$(3,136)	$(557)	$(31,937)
Depreciation	—	(5,456)	—	(22,735)	(1,451)	(822)	(30,464)
Transfers	—	—	—	—	—	222	222
Disposals	—	—	—	1,129	9	—	1,138
Balance, August 31, 2021	$—	$(13,659)	$—	$(41,647)	$(4,578)	$(1,157)	$(61,041)

Net book value
August 31, 2020	$4,075	$118,819	$2,128	$112,950	$5,541	$3,907	$247,420
August 31, 2021	$4,075	$122,104	$2,092	$97,763	$5,745	$4,160	$235,939

Included in deferred charges and deposits is $3,188 (August 31, 2020 - $520) for deposits paid to secure the acquisition of manufacturing equipment, the amounts will be recorded into property, plant and equipment as equipment is received.

a) Right-of-Use Assets and Transition to IFRS 16
The Company adopted IFRS 16 effective September 1, 2019. As a result, certain lease obligations were capitalized as ROU assets on the transition date. ROU assets mostly comprise of office and warehouse space.

b) Impairment/Accelerated Depreciation
The Company reviews the carrying value of its property, plant and equipment at each reporting period for indicators of impairment and assesses their useful lives. During the year ended August 31, 2021 and August 31, 2020, management noted indicators of impairment for the Moncton Campus CGU and a change in useful life at an asset specific level and recorded impairments at an asset specific level.

Moncton Campus - Phase 4C
The construction of Phase 4C of the Moncton Campus, which was intended to house grow rooms with a previously estimated cultivation capacity of 24,000 kg per annum, was indefinitely deferred during the three months ended May 31, 2020 based on available capacity and forecast market demand. Phase 4C of the Moncton Campus has effectively been left partially completed and, due to the specialized and integrated nature of Phase 4C, without any foreseeable near-term use. Management estimated the fair value less cost to dispose (“FVLCD”) of Phase 4C to
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    24

approximate the purchase cost of the land and movable equipment, which is $1,328. As a result, the Company recognized an impairment loss of $37,749 in relation to this asset for the year ended August 31, 2020. The entire amount of the impairment loss was recorded against the building infrastructure of Phase 4C. In addition, subsequently incurred and contractually committed future costs totaling $1,050 with respect to Phase 4C at August 31, 2020 were included in the impairment loss for the year ended August 31, 2020.

Moncton Chocolate Line
During Q4 2021, management reassessed the useful life of the chocolate manufacturing equipment, notably the decline in utilization of the equipment and declining revenues, and as a result recognized accelerated depreciation of $9,133.

c) Reconciliation of property, plant, and equipment additions to the statements of cash flows
The following table reconciles additions of property, plant, and equipment per the above table to the purchases of property, plant, and equipment per the statements of cash flows:

	AUGUST 31, 2021	AUGUST 31, 2020
Additions	$21,443	$82,179
Additions related to business combination (Note 28)	(11,828)	—
Additions related to right-of-use lease assets	—	(2,220)
Net change in deferred charges and deposits related to purchases of property, plant and equipment	2,668	—
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment	(492)	(2,736)
Purchase of property, plant and equipment	$11,791	$77,223

10.    INTANGIBLE ASSETS AND GOODWILL

	GOODWILL	SUPPLY AGREEMENT	LICENSE AGREEMENTS	COMPUTER SOFTWARE	NON-COMPETE AGREEMENT	TOTAL
Cost
Balance, August 31, 2019	$—	$1,530	$—	$841	$—	$2,371
Additions	—	—	198	1,232	—	1,430
Impairment	—	(1,303)	—	—	—	(1,303)
Disposal	—	—	—	(32)	—	(32)
Balance, August 31, 2020	$—	$227	$198	$2,041	$—	$2,466

Accumulated amortization
Balance, August 31, 2019	$—	$(32)	$—	$(265)	$—	$(297)
Amortization	—	(195)	—	(202)	—	(397)
Balance, August 31, 2020	$—	$(227)	$—	$(467)	$—	$(694)

Cost
Balance, August 31, 2020	$—	$227	$198	$2,041	$—	$2,466
Acquisitions through business combination (Note 28)	14,321	—	2,100	—	585	17,006
Additions	—	—	—	538	—	538
Impairment	—	—	—	(1,701)	—	(1,701)
Disposal	—	—	—	—	—	—
Balance, August 31, 2021	$14,321	$227	$2,298	$878	$585	$18,309

Accumulated amortization
Balance, August 31, 2020	$—	$(227)	$—	$(467)	$—	$(694)
Amortization	—	—	(373)	(147)	(49)	(569)
Balance, August 31, 2021	$—	$(227)	$(373)	$(614)	$(49)	$(1,263)

Net book value
August 31, 2020	$—	$—	$198	$1,574	$—	$1,772
August 31, 2021	$14,321	$—	$1,925	$264	$536	$17,046

A) Impairment
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    25

The Company reviews the carrying value of its intangible assets with definite lives at each reporting period for indicators of impairment. During the years ended August 31, 2021 and August 31, 2020, management noted indicators of impairment and recorded impairments at an asset specific level.

Supply Agreement 1812 Hemp
On January 18, 2019, the Company entered into an agreement with 1812 Hemp to secure supply of hemp (the “Supply Agreement”). Pursuant to the Supply Agreement, the Company is to receive a 25% discount on the price per kilogram of dried hemp flower harvested that is purchased from 1812 Hemp. The term of the Supply Agreement is from December 17, 2018 to December 16, 2023 and the Company has the option to renew it for an additional five-year period upon six months’ notice. In addition, the Company has a right-of-first refusal on the future procurement of high cannabidiol (CBD) hemp from 1812 Hemp. The Company paid $1,500 to 1812 Hemp plus transaction costs of $30 in connection with this transaction, which it has recorded as an intangible asset with a finite useful life that would be amortized based on the actual volume of dried hemp flower purchased as a proportion of its forecast purchase volumes. During the three months ended August 31, 2020, management became aware that 1812 Hemp was facing financial hardship due to a lack of customer demand and a change in market conditions, and as a result, 1812 Hemp had significantly scaled back operations. Separately, the Company’s forecast hemp purchases have decreased significantly as a result of slower than expected progression in Canadian hemp and CBD regulations. Thus, as a result of the aforementioned challenges, management impaired the Supply Agreement intangible asset to its recoverable amount, which was estimated to be $nil, by recording an impairment charge of $1,303 at August 31, 2020. For the year ended August 31, 2021 , there have been no changes to the carrying value of the supply agreement.

Computer Software
During the year ended August 31, 2020, the Company began the steps of implementing a new enterprise resource planning ("ERP") system. The ERP was expected to possess specific functionality to reduce the manual nature of compiling some of the input data for the Company's complex spreadsheets. Throughout the year ended August 31, 2021 the Company continued to review the functionality and customization requirements of the planned ERP system, which was expected to be implemented over several phases with the first phase expected to be operational during the fall of 2021. Due to significant gaps identified throughout the review of the ERP functionality, management has re-evaluated the proposed ERP system. As a result, management impaired the costs associated with the current ERP implementation as the estimated recoverable amount was determined to be $nil, by recording an impairment charge of $1,701 as at August 31, 2021.

11.     PROVISIONS

LEGAL PROVISION
Balance - August 31, 2020	$—
Additions	2,750
2,750
Less: current portion	(2,750)
Balance - August 31, 2021	$—

The Company has estimated an overall provision for litigation. Provisions are calculated based on a current estimate of the amount that will be incurred in settling outstanding legal matters. The legal provision as at August 31, 2021 includes a reserve for legal proceedings described in Note 22.

12.    LONG-TERM DEBT

	AUGUST 31, 2021	AUGUST 31, 2020
BMO senior secured term loan ("Term Loan") maturing May 31, 2022	$—	$115,000
Atlantic Canada Opportunities Agency ("ACOA") Business Development Program loan maturing September 1, 2024 with a 7 year amortization, bearing interest at an interest rate of 0%	272	311
Vehicle loans - five year term maturing June 17, 2024	58	78
Deferred financing costs, net of loan modification loss on BMO Term Loan	(20)	(123)
	310	115,266
Less: current portion of long-term debt	(80)	(11,595)
Long-term portion	$230	$103,671

BMO Credit Facility
On May 31, 2019, the Company entered into a credit facility with Bank of Montreal (“BMO”) as lead arranger and agent and a syndicate including three other lenders. The facility consisted of a $115,000 term loan (“Term Loan”) and a $25,000 revolving credit facility (“Revolver”, and together with the Term Loan, as amended, the “Facilities”), both were set to mature
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    26

on May 31, 2022. Availability under the Revolver was based on a percentage of the Company’s trade receivables at the end of each month. Included in the Facilities was an uncommitted option to increase the Facilities by an incremental $35,000 to a total of $175,000, subject to agreement by BMO and the syndicate lenders and satisfaction of certain legal and business conditions.

The Facilities were secured by assets of the Company and its subsidiaries. The proceeds of the Term Loan were used to fund the Phase 4 and 5 expansions of the Moncton Campus and were also used to refinance the Company’s long-term debt with Farm Credit Canada. The Revolver was used for general corporate and working capital purposes.

First Amendment
On November 15, 2019, the Company amended its Facilities with BMO to: i) extend the final draw deadline of the Term Loan (“Amended Term Loan”) from November 30, 2019 to March 31, 2020; ii) postpone the commencement of scheduled principal repayments on the Term Loan from February 28, 2020 to May 31, 2020; and iii) realign the financial covenants structure, effective November 30, 2019, to be more consistent with industry norms up to and including May 31, 2020. Prior to the Second Amendment, as described below, the financial covenants were to revert to the original structure on August 31, 2020. The Company incurred an amendment fee of $140 plus customary legal expenses in connection with the first amendment.

The amended Facilities were further amended on February 28, 2020 to extend the final draw deadline of the Amended Term Loan from March 31, 2020 to May 31, 2020.

In accordance with IFRS 9 Financial Instruments, such modifications to the Facilities as outlined above were not an extinguishment of debt either qualitatively or quantitatively, rather they were a non-substantial modification. Therefore, as per the provisions of IFRS 9 the Company recorded a loan modification loss based on the difference in the present value of the restructured net cash flows discounted at the original effective interest rate (“EIR”) versus the present value of the original net cash flows discounted at the original EIR. This loss of $831 had been recorded under financing costs in the statement of operations and comprehensive loss for the year ended August 31, 2020 with the corresponding offsetting amount capitalized to the carrying value of the Amended Term Loan.

Second Amendment
On May 28, 2020, the Company further amended its Facilities (“Second Amendment”) with BMO to: (i) extend the final draw deadline of the Amended Term Loan to July 31, 2020; (ii) postpone the commencement of principal repayments on the Amended Term Loan to February 28, 2021; (iii) adjust certain financial ratios to be maintained by the Company both before and after November 30, 2021 (the “Conversion Date”); (iv) modify the applicable margin pricing and standby fee terms to reflect current market conditions; and (v) remove the uncommitted option to increase the Amended Facilities by an incremental $35,000. The financial covenants would revert to the original structure, albeit at different ratios, on November 30, 2021. The interest rate margin was fixed during this period. The Company incurred an amendment fee of $490 plus customary legal expenses in connection with the Second Amendment.

As a result of the Second Amendment, the Company recorded a loan modification loss of $813 under financing costs in the statement of operations and comprehensive loss for the year ended August 31, 2020 with the corresponding offsetting amount capitalized to the carrying value of the Amended Term Loan.

As part of the Second Amendment, the Company was also required to establish and maintain with BMO a cash collateral of $8,000 at all times. As a result, the Company purchased a two-year GIC not redeemable before maturity, which was to be held by BMO as a pledged deposit. Since the GIC was restricted from being exchanged or used for any other purpose for greater than one year, the Company had classified it as a restricted investment on the statement of financial position under non-current assets. On April 1, 2021, the Company repaid the remaining outstanding Term Loan balance and subsequent to being relieved of its security, the GIC was reclassified to short-term investments (see Note 4).

Pursuant to the agreed upon conditions of the Second Amendment, the Company drew down additional funds up to the $115,000 Amended Term Loan commitment during June 2020. Principal repayments on the Amended Term Loan, prior to entering into the amended and restated agreement noted below, were to commence on November 30, 2020 at a rate of 2.5% per quarter of the total Amended Term Loan balance. The Company, at its discretion, had the option to repay the balance of the Amended Facilities without penalty, at any time.

Amendment and Restatement
On November 27, 2020, the Company further amended its Amended Facilities pursuant to an amended and restated credit agreement (“Amended and Restated Facilities”) with BMO to: (i) reduce the Amended Term Loan amount from $115,000 to $60,000 based on a repayment of $55,000 to be made on December 1, 2020 of the outstanding Amended Term Loan balance of $115,000; (ii) have repayments on the balance of the Amended Term Loan commence on February 28, 2021 in an amount equal to $1,500 per quarter; (iii) reduce the Revolver commitment to $2,000 from up to $25,000; (iv) adjust the minimum quarterly EBITDA covenants to be maintained by the Company commencing on February 28, 2021 and continuing through to maturity, thereby removing this covenant for the fiscal period ended February 28, 2021 and eliminating the reversion of the financial covenants to that of the original structure on November 30, 2021; (v) modify the
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    27

applicable margin pricing and standby fee terms to reflect current market conditions; and (vi) reduce the minimum unrestricted cash balance requirement to $20,000, which was already inclusive of the $8,000 restricted investment (plus accrued interest) outstanding. The interest rate margin would be fixed from November 27, 2020 through to maturity on May 31, 2022. The Company incurred an amendment fee of $217 plus customary legal expenses in connection with the Amended and Restated Facilities.

As a result of the Amended and Restated Facilities, the Company recorded a loan modification loss of $318 under financing costs in the statement of operations and comprehensive loss for the year ended August 31, 2021 with the corresponding offsetting amount capitalized to the carrying value of the Amended Term Loan.

On December 1, 2020, the Company repaid $55,000 of the Amended Term Loan as per the Amended and Restated Facilities and on February 28, 2021, paid its first scheduled quarterly principal repayment of $1,500. Subsequently on April 1, 2021, the Company repaid the remaining $58,500 of the Amended Term Loan as per the Amended and Restated Facilities. No incremental costs were incurred and previously deferred transactions costs of $74 were expensed in the statement of operations and comprehensive loss.

Other Terms and Conditions
Under the terms of the Facilities, the Company could elect, at its sole discretion, to receive advances under the Amended and Restated Term Loan through certain availment options, which included prime rate loans and bankers’ acceptances with maturity dates between 28 and 182 days. The Company, therefore, had the choice to continuously roll over the bankers’ acceptances upon their maturities or to convert the then outstanding principal and interest into prime rate loans at any time before May 31, 2022.  The interest rate of the Amended and Restated Facilities was a set margin over the above-noted availment options, which would have remained fixed until May 31, 2022.

During the year ended August 31, 2020, the Company drew $65,000 under the Amended and Restated Term Loan, in three tranches, and similar to the initial draw during the year ended August 31, 2019, converted the balances from prime rate loans to bankers’ acceptances. During the year ended August 31, 2020, the Company rolled over $115,000 of the Amended and Restated Term Loan balance on a monthly basis through bankers’ acceptances with an average cash interest rate of approximately 4.25%. In accordance with IFRS 9, the loan conversion was determined to not be a modification of the loan terms. Based on the then current availment option of bankers’ acceptances the applicable margin rate was 4.00% above the applicable bankers’ acceptances rate.

Transaction costs incurred with respect to the Amended Facilities, including the Amended and Restated Facilities, totaled $2,343, which had been allocated against the Amended Term Loan ($2,157) and Revolver ($186 split between prepaid assets and deferred charges). The weighted-average effective interest rate for the Amended Term Loan inclusive of these capitalized transaction costs, the loan modification loss, and the current cash interest rate was approximately 5.2% at April 1, 2021.

The Amended and Restated Facilities contained customary financial and restrictive covenants. At April 1, 2021, the Company was in compliance with these covenants and repaid the $58,500 outstanding balance under the Amended and Restated Facilities.

Principal repayments required on the Company's remaining long-term debt for the next five years as at August 31, 2021 are as follows:

Less than 1 year	$80
1 to 2 years	80
2 to 3 years	79
3 to 4 years	61
4 to 5 years	30
Thereafter	—
Total	$330

13.    DERIVATIVE LIABILITIES
i.Warrants
On November 12, 2020, the Company closed an underwritten public offering of units of the Company (the “Units”) for total gross proceeds of $69,143 (the “Offering”). The Company sold 37,375,000 Units at a price of $1.85 per Unit, including 4,875,000 Units sold pursuant to the full exercise of the over-allotment option granted to the underwriters. The offering was underwritten by a syndicate of underwriters led by Canaccord Genuity Corp. Each Unit consisted of one Common Share of the Company and one half of one Common Share purchase warrant of the Company (each full common share purchase warrant, a “Warrant”), therefore resulting in 18,687,500 Warrants being issued. Each Warrant is exercisable to acquire one Common Share of the Company (a “Warrant Share”) for a period of three years following the closing date of the Offering (i.e. until November 12, 2023) at an exercise price of $2.50 per Warrant Share, subject to adjustment in certain events. The holders of the Warrants issued pursuant to the Offering may elect, if the Company does not have an effective
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    28

registration statement under the U.S. Securities Act, or the prospectus contained therein is not available for the offer and sale of the Common Shares to the Warrant holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the gain implied by the Warrants at the time of exercise. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference being divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

In accordance with IAS 32 Financial Instruments: Presentation, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive loss at each reporting period. The derivative warrant liabilities are expected to ultimately be converted into the Company’s equity (Common Shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

At initial recognition on November 12, 2020, the Company recorded derivative liabilities of $12,894 based on the estimated fair value of the Warrants at that date using the Black-Scholes option pricing model. Share issuance costs of $803 were recognized as costs allocated to derivative liabilities based on a pro-rata allocation of total issuance costs based on the relative fair value of the Warrants and the Common Shares issued as part of the unit offering.

During the year ended August 31, 2021 , certain holders exercised 1,743,850 warrants at $2.50 per share for gross proceeds of $4,360. These Warrants had an estimated fair value of $7,132 on the dates of exercise, determined using the Black-Scholes option pricing model. This amount was transferred from derivative liabilities to share capital (Common Shares). As at August 31, 2021 , the Company revalued the remaining derivative liabilities at an estimated fair value of $35,019 (August 31, 2020 – $nil). The Company recorded an increase in the estimated fair value change of the derivative liabilities for the year ended August 31, 2021 of $29,257 (August 31, 2020 - $nil).

The Company’s derivative liabilities included the following balances and changes in the carrying value of derivative warrant liabilities as of August 31, 2021 :

	NUMBER OF WARRANTS	AMOUNT
Balance at November 12, 2020	18,687,500	$12,894
Conversion to equity upon exercise of warrants	(1,743,850)	(7,132)
Revaluation of derivative warrant liabilities	—	29,257
Balance at August 31, 2021	16,943,650	$35,019

The following inputs were used to estimate the fair value of the derivative warrant liabilities at August 31, 2021 and November 12, 2020:

	AUGUST 31, 2021	NOVEMBER 12, 2020
Risk free interest rate	0.45%	0.30%
Life of Warrants (years)	2.20	3.00
Market price of Common Shares	3.38	1.49
Expected future volatility of Common Shares	100.00%	92.00%
Fair value per warrant	2.07	0.69

As at August 31, 2021 , if the implied volatility increased by 10%, then the change in estimated fair value of the derivative warrant liabilities and net loss would increase by $2,099, or if it is decreased by 10%, the change in estimated fair value of the derivative warrant liabilities and net loss would decrease by $2,208.

ii.    Top-up Rights
On March 10, 2021, through the strategic investment from a wholly-owned subsidiary of British American Tobacco plc (together "BAT"), the Company issued 58,336,392 Common Shares, resulting in BAT's beneficial ownership in the Company at approximately 19.9%, as described in Note 14.

Pursuant to the Investor Rights Agreement (the "IRA") between the Company and BAT, the Company granted BAT certain rights, including pre-emptive rights, to participate in distributions of Common Shares to maintain its proportionate ownership in certain circumstances, as well as other rights ("Top-up Rights") to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the IRA as “bought deal Distributions”).

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    29

The price per Common Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to Securities Laws, at the lowest price permitted thereunder).

The Company has classified the Top-up Rights as a derivative liability and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

As at August 31, 2021 , the Company revalued the Top-up Rights at an estimated fair value of $2,508 (August 31, 2020 – $nil). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the year ended August 31, 2021 of $(232) (August 31, 2020 - $nil).

AMOUNT
Balance at March 10, 2021	$2,740
Revaluation of Top-up Rights	(232)
Balance at August 31, 2021	$2,508

The following inputs were used to estimate the fair value of the Top-up Rights at August 31, 2021 , and March 10, 2021:

	AUGUST 31, 2021
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$0.59 - $9.64	$2.50	$—	$—
Risk free interest rate	0.40% - 0.76%	0.46%	0.92%	0.88%
Expected future volatility of Common Shares	90.00% - 110.00%	105.00%	85.00%	90.00%
Expected life(1)	1.85 - 4.16	2.20	5.61	5.18
Forfeiture rate	10%	—%	25%	—%

	MARCH 10, 2021
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$0.59 - $9.65	$2.50	$—	$—
Risk free interest rate	0.26% - 0.76%	0.38%	1.01%	0.93%
Expected future volatility of Common Shares	90.00%	100.00%	90.00%	90.00%
Expected life(1)	2.09 - 4.53	2.67	6.04	5.48
Forfeiture rate	10%	—%	25%	—%

(1) Exercise price and expected life for stock options were determined using the range of exercise prices disclosed in Note 14(iv)

14.    SHARE CAPITAL
i.    Authorized share capital
The authorized share capital of the Company is an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. All issued shares, consisting only of Common Shares, are fully paid and non-assessable.

ii.    Issued share capital
As at August 31, 2021 , the Company’s issued and outstanding share capital consisted of 298,786,023 (August 31, 2020 – 194,511,061) Common Shares with a carrying value of $730,803 (August 31, 2020 - $420,673).

iii.    Issuances of share capital
Acquisition of Edibles and Infusions Corporation
On April 6, 2021, the Company issued 5,045,873 Common Shares as a result of the acquisition of The Edibles and Infusions Corporation ("EIC"), as described in Note 28, for share consideration of $22,000. The Company incurred acquisition-related costs of $620 on legal fees and due diligence costs. Of these costs $555 have been included in the statement of operations and comprehensive loss and $65 have been capitalized to share capital.

Subsequent to August 31, 2021 , the Company issued 1,039,192 Common Shares on EIC's achievement of the first milestone earnout set in the EIC share purchase agreement (Note 30).

Private placement - Organigram and BAT Strategic Investment and Product Development Collaboration ("PDC")
On March 10, 2021, the Company received a $221,211 strategic investment from a wholly-owned subsidiary of BAT, which subscribed to 58,336,392 Common Shares of the Company at $3.792 per common share, which represented an approximate 19.9% equity interest in the Company on a post-transaction basis. As described in Note 13, $2,740 of the
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    30

gross proceeds were allocated to derivative liabilities with the residual, $218,471, which represents the value allocated to the Common Shares, being recorded in share capital. Share issuance costs of $1,174 in the form of listing fees, agents’ commissions, regulatory fees, and legal and professional fees, were allocated to the Common Shares recorded in share capital.

Concurrent with the investment, as described in Note 27, Organigram Inc. and BAT also entered into the PDC Agreement pursuant to which a “Centre of Excellence” ("CoE") was established to focus on developing the next generation of cannabis products. To satisfy the obligations of the Company under the PDC agreement, $31,109 of the gross proceeds received was required to be segregated from the Company's regular cash in order to satisfy the obligations of the Company under the PDC Agreement. Since the cash is restricted from being exchanged or used for any other purpose the Company has classified it as restricted funds on the statement of financial position under non-current assets. It will be drawn down based on spending of the COE and upon approval of the COE steering committee.

Unit offering
On November 12, 2020, the Company completed an underwritten public offering for gross proceeds of $69,143 as described in Note 13. 37,375,000 Units of the Company were issued at a price of $1.85 per Unit. Each Unit is comprised of one Common Share of the Company and one half of one Warrant of the Company, therefore resulting in 37,375,000 Common Shares and 18,687,500 Warrants being issued. As described in Note 13, $12,894 of the gross proceeds was allocated to derivative liabilities with the residual, $56,249, which represents the value allocated to the Common Shares, being recorded in share capital. Share issue costs were $4,305 which included a 5% cash commission of $3,457 paid to placement agents with the balance related to filing, legal, and other professional fees directly related to the offering. Of the total, $803 of the share issue costs were allocated to the derivative liabilities and expensed in the consolidated statement of operations and comprehensive loss and the balance of $3,502 was allocated to the Common Shares recorded in share capital.

At-the-market (“ATM”) equity financing – December 2019 Offering
On December 4, 2019, the Company established an at-the-market equity program (the “December 2019 ATM Program”) that allowed the Company to issue up to $55,000 (or its U.S. dollar equivalent) of Common Shares from treasury to the public. Common Shares sold in the December 2019 ATM Program were sold through the TSX or the NASDAQ at the prevailing market price at the time of sale.

Subject to securities laws and stock exchange requirements, the volume and timing of distributions under the December 2019 ATM Program were determined in the Company’s sole discretion. All of the Common Shares issuable pursuant to the December 2019 ATM Program were issued as of February 13, 2020. The Company has used the net proceeds of the December 2019 ATM Program to fund capital projects, for general corporate purposes and to repay indebtedness. As Common Shares distributed in the December 2019 ATM Program were issued and sold at the prevailing market price at the time of the sale, prices varied among purchasers during the period of the distribution.

Distributions of the Common Shares through the December 2019 ATM Program were made pursuant to the terms of an equity distribution agreement dated December 4, 2019 among the Company, BMO Nesbitt Burns Inc., as Canadian agent, and BMO Capital Markets Corp., as U.S. agent (collectively, the “agents”).

The Company issued 16,201,183 Common Shares during the three months ended February 29, 2020 for gross proceeds of $54,966 at a weighted average price of $3.39 per common share. Net proceeds realized were $52,885 after agents’ commissions of $1,100, regulatory fees of $12, and legal and professional fees of $969. Proceeds were raised in both USD (for shares sold through the NASDAQ) and CAD (for shares sold through the TSX) and the weighted average share price was calculated using the spot rate on the day of settlement.

At-the-market (ATM) equity financing – April 2020 Offering
On April 22, 2020, the Company established an at-the-market equity program (the “April 2020 ATM Program”) that allowed the Company to issue up to $49,000 (or its U.S. dollar equivalent) of common shares from treasury to the public, at the Company’s discretion. Any common shares sold in the April 2020 ATM Program were sold through the TSX or the NASDAQ at the prevailing market price at the time of sale.

Subject to securities laws and stock exchange requirements, the volume and timing of distributions under the April 2020 ATM Program were determined in the Company’s sole discretion. All of the common shares issuable pursuant to the April 2020 ATM Program, were issued as of June 8, 2020. The Company has used, and intends to continue to use, the net proceeds of the April 2020 ATM Program to fund capital projects, for general corporate purposes and to repay indebtedness. As common shares distributed in the April 2020 ATM Program were issued and sold at the prevailing market price at the time of the sale, prices varied among purchasers during the period of the distribution.

Distributions of the common shares through the April 2020 ATM Program were made pursuant to the terms of an equity distribution agreement dated April 22, 2020 among the Company and the agents.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    31

The Company issued 14,035,278 common shares during the three months ended May 31, 2020 for gross proceeds of $31,069 at a weighted average price of $2.21 per common share. The Company subsequently completed its April ATM Program on June 8, 2020, by issuing the remaining Common Shares under the ATM, which comprised of 7,044,951 Common Shares for gross proceeds of $17,915 at a weighted average price of $2.54 per Common Share. In aggregate, the Company issued 21,080,229 Common Shares under the April 2020 ATM Program during the year ended August 31, 2020 for gross proceeds of $48,785 at a weighted average price of $2.31 per Common Share. Net proceeds realized were $47,112 after agents' commissions of $975, regulatory fees of $1, and legal and professional fees of $697. Proceeds were raised in both USD (for shares sold through the NASDAQ) and CAD (for shares sold through the TSX) and the weighted average share price was calculated using the spot rate on the day of settlement.

Exercise of stock options
During the year ended August 31, 2021 , 1,691,498 (August 31, 2020 – 879,240) share options were exercised at an average exercise price of $2.38 (August 31, 2020 - $1.21) for cash proceeds of $4,027 (August 31, 2020 - $1,069) and an increase of $6,268 (August 31, 2020 - $1,786) to share capital and a decrease to equity reserves of $2,241 (August 31, 2020 - $717).

Exercise of restricted share units ("RSU")
During the year ended August 31, 2021 , 80,491 (August 31, 2020 – 154,062) RSUs were exercised for an increase of $382 (August 31, 2020 - $765) to share capital and a decrease to equity reserves of $382 (August 31, 2020 - $765).

Exercise of performance share units ("PSU")
During the year ended August 31, 2021 , 1,858 (August 31, 2020 – nil) PSUs were exercised for an increase of $9 (August 31, 2020 - $nil) to share capital and a decrease to equity reserves of $9 (August 31, 2020 - $nil).

Exercise of warrants
During the year ended August 31, 2021 , certain holders exercised 1,743,850 Warrants at $2.50 per share for as described in Note 13, cash proceeds of $4,360 and an increase to share capital of $11,492.

iv.    Share-based compensation
On February 25, 2020 (the “Approval Date”), the Company’s shareholders approved a new omnibus equity incentive plan (the “New Equity Incentive Plan”) that governs grants made on or after the Approval Date. Grants made prior to the Approval Date will continue to be governed under the terms of the plan under which they were granted including the Company’s 2011 stock option plan and its 2017 equity incentive plan (the “2017 Equity Incentive Plan”), however, no new grants may be made under such plans.

Total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory and amounts amortized from prepaid expenses and deferred charges, for the year ended August 31, 2021 were $3,896 (August 31, 2020 – $7,796).

Stock options
The following table summarizes changes in the Company’s outstanding stock options for the year ended August 31, 2021 and August 31, 2020:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - August 31, 2019	8,833,194	$4.23
Granted	2,125,000	$3.21
Exercised	(879,240)	$1.21
Cancelled / Forfeited	(814,633)	$6.20
Balance - August 31, 2020	9,264,321	$4.05
Granted	1,255,000	$2.72
Exercised	(1,691,498)	$2.38
Cancelled / Forfeited	(1,030,550)	$6.76
Balance - August 31, 2021	7,797,273	$3.84

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    32

The following is a summary of the outstanding stock options as at August 31, 2021 :

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
Range of Exercise Prices	Quantity Outstanding	Weighted Average Remaining Contractual Life (years)	Quantity Exercisable
$0.30 - $1.10	598,433	3.4	598,433
$1.11 - $2.18	892,000	7.9	524,201
$2.19 - $2.44	1,630,000	7.0	1,037,617
$2.45 - $3.61	1,451,078	7.2	1,031,695
$3.62 - $5.08	1,844,211	7.5	1,471,544
$5.09 - $8.02	571,251	7.2	571,251
$8.03 - $11.27	810,300	7.7	793,585
	7,797,273	7.1	6,028,326

Options outstanding have exercise prices that range from $0.30 to $11.27 with a weighted average contractual remaining life of 7.1 years. Total share-based compensation charges, including related to production employees that are charged to biological assets and inventory and amounts amortized from prepaid expenses and deferred charges, for the year ended August 31, 2021 were $2,921 (August 31, 2020 – $6,127) related to the Company’s stock option plan. The fair value of options granted during the year ended August 31, 2021 was $2,169 (August 31, 2020 - $3,743). These options are measured at fair value at the date of grant and are expensed over the option’s vesting period, which typically ranges from two-to three-year terms with options vesting in annual tranches evenly over this time period. In determining the amount of share-based compensation related to the options, the Company used the Black-Scholes option pricing model to establish the fair value of options granted.

The following is the range of assumptions for the years ended August 31, 2021 and 2020:

	AUGUST 31, 2021	AUGUST 31, 2020
Risk free interest rate	0.42% - 1.62%	0.45% - 1.65%
Expected life of options	5.0 - 6.5 years	5.0 - 6.0 years
Expected annualized volatility	68% - 98%	72% - 85%
Expected dividend yield	—	—
Forfeiture rate	7.5% - 11.4%	8.0% - 8.7%

Expected volatility was estimated by using the weighted average historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience.

Equity incentive plan
As of August 31, 2021 , the Company has granted both RSUs and PSUs under the 2017 Equity Incentive Plan and under the New Equity Incentive Plan. The grant price of any RSU or PSU was determined based on market price calculated in accordance with TSX rules at the time of grant and with respect to PSUs, adjusted for any non-market and market performance vesting conditions in accordance with IFRS 2.

The following table summarizes the movements in the Company’s outstanding RSUs:

NUMBER
Balance - August 31, 2019	842,362
Granted	265,258
Exercised	(154,062)
Cancelled / Forfeited	(41,718)
Balance - August 31, 2020	911,840
Granted	416,063
Exercised	(80,491)
Cancelled / Forfeited	(61,240)
Balance - August 31, 2021	1,186,172

The estimated fair value of the equity settled RSUs granted during the year ended August 31, 2021 was $748 (August 31, 2020 - $1,037), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of one and three years for most grants. For the year ended August 31, 2021 , $1,226 (August 31, 2020 - $1,576) has been recognized as share-based compensation expense.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    33

The following table summarizes the movements in the Company’s outstanding PSUs:

NUMBER
Balance - August 31, 2019	—
Granted	142,187
Exercised	—
Cancelled / Forfeited	(22,129)
Balance - August 31, 2020	120,058
Granted	440,477
Exercised	(1,858)
Cancelled / Forfeited	(86,830)
Balance - August 31, 2021	471,847

The estimated fair value of the equity settled PSUs granted during the year ended August 31, 2021 was $472 (August 31, 2020 - $305), which was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of forfeiture, and will be recognized as an expense over the vesting period of the PSUs, which is during the year granted. For the year ended August 31, 2021 , $381 (August 31, 2020 - $272) has been recognized as share-based compensation expense.

v.    Loss per share
Loss per share represents net loss attributable to common shareholders divided by the weighted average number of Common Shares outstanding during the period.

Diluted loss per share is calculated by dividing the applicable net loss by the sum of the weighted average number of Common Shares outstanding and all additional Common Shares, excluding any Common Shares to be issued under the contingent share consideration agreement, that would have been outstanding if potentially dilutive Common Shares had been issued during the period.

The reconciliation of the weighted average number of shares, for the purposes of diluted earnings per share, to the weighted average number of Common Shares, used in the calculation of basic loss per share for the year ended August 31, 2021 and August 31, 2020 is as follows:

	YEAR ENDED
	AUGUST 31, 2021	AUGUST 31, 2020
Weighted average number of shares used in basic loss per share	256,119,930	172,668,816
Stock options	2,757,798	4,540,182
Warrants	5,915,606	—
Top-up rights	1,129,876	—
Restricted share units	1,137,034	727,275
Performance share units	471,847	126,685
Weighted average number of shares used in diluted loss per share	267,532,091	178,062,958

The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but that were not included in the computation of diluted net loss per share because to do so would have decreased the net loss per share (anti-dilutive) are as follows:

	YEAR ENDED
	AUGUST 31, 2021	AUGUST 31, 2020
Stock options	3,083,378	4,382,918
Top-up rights	898,566	—
Warrants	—	—
	3,981,944	4,382,918

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    34

15.    OTHER LONG-TERM LIABILITIES
The carrying value of other long-term liabilities consists of:

	AUGUST 31, 2021	AUGUST 31, 2020
Contingent share consideration (i)	$5,538	$231
Lease liabilities (ii)	4,651	2,617
	$10,189	$2,848

i.    Contingent share consideration
In connection with the Company’s investment in alpha-cannabis® Pharma GmbH as described in Note 16, the Company has a commitment to deliver additional consideration of up to €875 in the form of the Company’s common shares contingent on the achievement of certain gross margin-based milestones. At August 31, 2021 , the Company revalued the contingent liability and recorded a corresponding gain in the statement of operations and comprehensive loss of $231 for the year ended August 31, 2021 (August 31, 2020 – gain of $886). At August 31, 2021 , the outstanding balance is $nil (August 31, 2020 – $231).

In connection with the Company's purchase of the Edibles and Infusions Corporation as described in Note 28, the Company has commitments to deliver additional consideration of up to $13,000 in the form of the Company's Common Shares contingent on the achievement of certain milestones. At the acquisition date the estimated fair value of the contingent consideration of $5,249 was recorded by the Company in the statement of financial position. At August 31, 2021 , the Company revalued the contingent liability and recorded a corresponding expense in the statement of operations and comprehensive loss of $3,789. At August 31, 2021 , the outstanding balance is $9,038 of which $3,500 has been included in accounts payable and accrued liabilities as it relates to the achievement of the first milestone earnout which was achieved and $5,538 (August 31, 2020 – $nil) recorded in other long-term liabilities.

ii.    Leases
The Company records its lease liabilities in accordance with IFRS 16, and as a result recognizes the right-of-use (“ROU”) assets and lease liabilities. ROU assets are recorded under property, plant, and equipment (Note 9) with current and long-term portion of lease liabilities recorded under accounts payable and accrued liabilities and other liabilities, respectively.

On March 13, 2020, the Company entered into a lease amending agreement for its Toronto corporate office: i) extending the term of its existing 5,007 square feet of office space lease (the “Existing Premises”) originally expiring on August 31, 2020; and ii) leasing an additional 6,572 square feet of office space adjacent to the Existing Premises (the “Additional Premises”). The term of the lease for Existing Premises was extended for a period of five years and two months commencing on September 1, 2020 and expiring on October 31, 2025. As this amending lease agreement for the Existing Premises is effectively a modification to the original lease agreement, the Company has recognized the ROU asset and corresponding lease liability pertaining to the Existing Premises as of the effective date of the lease amending agreement, which was March 13, 2020. Since the Additional Premises are considered an entirely new lease, the Company recognized the ROU assets and corresponding lease liabilities with respect to these premises on September 1, 2020.

On April 21, 2020, the Company, as sub-landlord, entered into a sublease agreement with a subtenant pursuant to which the Company agreed to sublease 3,099 square feet of its Additional Premises noted above for a period of five years and two months less a day commencing on September 1, 2020 and expiring on October 30, 2025 for a total of $251 per annum for an aggregate rental income of $1,296 over the term of the sublease. Under the terms, both parties have the mutual right to terminate the sublease upon six months’ written notice to either party, which shall not occur prior to August 31, 2023. This sublease agreement resulted in the recognition of a net investment in sublease by the Company under long-term assets in the statement of financial position.

On July 16, 2020, the Company, as sub-landlord, entered into a sublease agreement with a subtenant pursuant to which the Company agreed to sublease 3,473 square feet of its Additional Premises for a period of five years and two months less a day commencing on September 1, 2020 and expiring on October 30, 2025 for a total of $282 per annum for an aggregate rental income of $1,431 over the term of the sublease. Under the terms, the Company has a right to terminate the sublease upon six months’ written notice to the subtenant, which could not occur prior to April 30, 2021, whereas the subtenant has a right to terminate the sublease upon eight months’ written notice to the sublandlord, which shall not occur prior to February 28, 2022. This sublease agreement resulted in the recognition of a net investment in sublease by the Company under long-term assets in the statements of financial position.

On April 6, 2021, through the acquisition of EIC as described in Note 28, the Company acquired the lease of a 51,585 square foot manufacturing facility in Winnipeg, Manitoba wherein EIC is the lessee. The lease agreement commenced on June 1, 2019, with the lease end date of May 31, 2029 and was accounted for as a right-of-use asset and lease liability under IFRS 16 by EIC. At the date of acquisition, the right-of-use asset acquired and lease liability assumed were recorded at fair value of $1,742.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    35

The following is a continuity schedule of lease liabilities for the years ended August 31, 2021 and 2020:

	AUGUST 31, 2021	AUGUST 31, 2020
Opening balance, September 1	$3,705	$—
IFRS 16 transition	—	2,219
Acquisitions through business combination (Note 28)	1,742	—
Lease additions	1,541	2,220
Lease payments	(1,682)	(897)
Interest expense on lease liabilities	329	163
Ending balance	5,635	3,705
Current portion (included in accounts payable and accrued liabilities)	(984)	(1,088)
Long-term portion (included in other liabilities)	$4,651	$2,617

The undiscounted contractual payments relating to the current and future lease liabilities at August 31, 2021 is:

Less than 1 year	$1,359
1 to 2 years	1,355
2 to 3 years	1,315
3 to 4 years	1,109
4 to 5 years	576
Thereafter	1,307
Total	$7,021

The undiscounted contractual payments relating to the current and future lease receivables at August 31, 2021 is:

Less than 1 year	$355
1 to 2 years	355
2 to 3 years	355
3 to 4 years	355
4 to 5 years	59
Thereafter	—
Total undiscounted lease receivable	1,479
Unearned finance income	(106)
1,373
Less: current portion (included in accounts receivable)	(288)
Net Investment in sub-lease	$1,085

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    36

16.    INVESTMENTS IN ASSOCIATES
The carrying value of investments in associates consists of:

	ALPHA-CANNABIS PHARMA GMBH (a)	EVIANA HEALTH CORPORATION (b)	HYASYNTH BIOLOGICALS INC. (c)	TOTAL
Participating share (1)	25.0%	19.9%	46.7%
Balance, August 31, 2019	$3,496	$3,000	$4,612	$11,108
Share of net loss	(75)	—	(1,112)	(1,187)
Impairment loss	—	(3,000)	—	(3,000)
Elimination of proportionate share of transactions with associates	(14)	—	—	(14)
Foreign currency translation loss	94	—	—	94
Balance, August 31, 2020	$3,501	$—	$3,500	$7,001
Additions	—	—	2,500	2,500
Transaction costs	—	—	39	39
Share of net loss (2)	(107)	—	(1,011)	(1,118)
Impairment loss	(3,266)	—	—	(3,266)
Foreign currency translation loss	(128)	—	—	(128)
Balance, August 31, 2021	$—	$—	$5,028	$5,028

Note 1: % Interest includes the potential ownership interest that could result from the conversion of debentures and exercise of warrants.
Note 2: The Company utilizes the most recently issued quarterly financial statements of its associates in its results with a two-month lag since the Company does not have the same reporting date as its associates (for the year ended August 31, 2021 , the Company utilized its associates’ year ended June 30, 2021 results).

a.alpha-cannabis Pharma GmbH
On October 10, 2018, the Company executed an investment agreement with alpha-cannabis® Pharma GmbH (“ACG”) pursuant to which the Company acquired 8,333 common shares of ACG, representing a 25.0% stake in the capital of ACG, for aggregate proceeds of €1,625 ($2,436). Established in 2016, ACG is a privately held company that is strategically positioned to serve the German medical cannabis market.

The Company has a commitment to deliver additional consideration of up to €875 in the form of the Company’s Common Shares contingent on the achievement of certain gross margin-based milestones. The Company had estimated the fair value of these contingent shares as €649 ($972) as of the investment date and has included a corresponding long-term derivative liability under other liabilities in the statement of financial position. Refer to Note 15 for further information.

Concurrent with the Company’s investment in ACG, the parties entered into a CBD supply agreement, whereby ACG may supply the Company with synthetic CBD, as well as a cannabis supply agreement, whereby the Company may supply ACG with dried cannabis flowers.

During the year ended August 31, 2021, the Company identified indicators of impairment with respect to its investment in ACG. The Company determined the recoverable amount to approximate $nil based on the higher of FVLCD and VIU, as a result of the current financial difficulties including negligible projected revenues for future years; expected cash flow deficits; the lack of GMP certified inventory and a significant decline in ACG's market share, and as such has recorded an impairment loss of $3,266 in the consolidated statement of operations and comprehensive loss for the year ended August 31, 2021.

b.Eviana Health Corporation
On October 2, 2018, the Company participated in the debenture offering of Eviana Health Corporation (“Eviana”) by way of private placement. Eviana was a Canadian Securities Exchange (“CSE”) listed company that was established with the aim of delivering customized consumer health care products using natural hemp strains of cannabis sativa for cannabinoid-based topical creams and products. The Company’s investment was made in the form of convertible debentures and share purchase warrants, which together provided a potential ownership interest of up to 21.4%, which is capped at 19.9% based on certain contractual obligations. In addition to this ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation rights on Eviana’s board of directors, and thereby concluding that the equity method of accounting is appropriate.

The convertible debentures had a face value of $5,000, bear interest at 10% per annum, are non-redeemable, and matured on October 2, 2020. The convertible debentures were convertible at the option of the holder at any time at a price of $1.15 per share, or into 4,347,826 common shares of Eviana. Conversion of the debentures may have been forced by Eviana in the event that the volume weighted average price of the common shares of Eviana for ten consecutive days is greater than $2.15, subject to a minimum volume of 100,000 shares in each of those 10 days.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    37

The share purchase warrants were acquired for no additional consideration, concurrent with the debenture offering, were transferable, and were exercisable until October 2, 2020. 2,500 share purchase warrant units were acquired, each of which is convertible into 870 common shares per unit, or 2,175,000 common shares in aggregate, at an exercise price of $1.30 per share.

Concurrent with the Company’s investment in Eviana, the parties entered into a CBD oil supply agreement, whereby the Company has the right, but not obligation, to purchase up to 25% of Eviana’s annual CBD oil at 95% of the agreed raw CBD oil wholesale market price for a period of 5 years from the date on which the CBD oil is first made commercially available by Eviana for wholesale.

On October 28, 2019, Eviana provided a default announcement in accordance with National Policy 12-203 Management Cease Trade Orders (“NP 12-203”). Eviana made an application to the British Columbia Securities Commission, as its principal regulator, for a management cease trade order (“MCTO”) under NP 12-203 in respect of an anticipated default regarding its annual filings. On November 1, 2019, a cease trade order (“CTO”) was issued by the British Columbia Securities Commission and the Ontario Securities Commission. On November 5, 2019, Eviana was suspended from the CSE in accordance with CSE Policy 3 which is considered a regulatory halt as defined in National Instrument 23-101 – Trading Rules.

During the year ended August 31, 2020, the Company identified indicators of impairment with respect to its investment in Eviana. The Company determined the recoverable amount of Eviana to approximate $nil based on the higher of FVLCD and VIU. An impairment loss of $3,000 was included in the statement of operations and comprehensive loss for the year ended August 31, 2020 and the Company continues to carry this investment at a balance of $nil.

On June 18, 2020, the Company served Eviana with a notice of default and demand letter with respect to the non-payment of interest relating to its convertible debentures as well as other applicable events of default under the debenture agreement. As of the date these consolidated financial statements were approved, the Company has not yet received any of its interest payments since December 31, 2019 on the Eviana convertible debentures.

c.Hyasynth Biologicals Inc.
On September 12, 2018, the Company invested in Hyasynth Biologicals Inc. (“Hyasynth”) by way of convertible secured debentures, to be purchased in three tranches and valued in the aggregate at $10,000. The first tranche was issued on that date, the second tranche (“Tranche 2”) was issued on October 23, 2020 (as described below), and there is one additional tranche that may be issued based on the achievement of a specific milestone. Hyasynth is a privately held biotechnology company based in Montreal, Quebec and is a leader in the field of cannabinoid science and biosynthesis. The Company’s investment is in the form of convertible debentures, which provide a potential ownership interest of up to 43.4% based on Tranche 1. In addition to the ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation on Hyasynth’s board of directors, and thereby concluded that the equity method of accounting is appropriate.

Concurrent with the Company’s investment in Hyasynth, the parties entered into a CBD supply agreement, whereby the Company has the ability to purchase up to 100% of Hyasynth’s annual cannabinoid or cannabinoid-related production at a 10% discount to the agreed upon wholesale market price for a period of 10 years from the date Hyasynth commences commercial production of the products.

Tranche 1 of the convertible debentures has a face value of $5,000, bears interest at 8.0% per annum, are secured, and mature on the earlier of August 31, 2023 or the closing date of a qualified sale transaction, unless an automatic or optional conversion has occurred. Tranche 1 of the convertible debentures is convertible at the option of the holder at any time at a price of $40 per share, or into 125,000 common shares. Conversion of the debentures may be automatically triggered based on the completion of a qualified transaction or Hyasynth’s facility reaching a pre-defined production capacity. Tranches 2 and 3 of the convertible debentures, each of which commits $2,500 for an aggregate of $5,000, have certain production-related milestones that must be achieved within a 24 and 36-month period, respectively, for issuance to occur.

On October 23, 2020, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures as a result of Hyasynth’s achievement of the contractual production-related milestone for Tranche 2 of the convertible debentures. This brings the Company’s total face value of convertible debentures investment in Hyasynth to $7,500, which provides the Company with a potential ownership interest of up to 46.7% on a fully diluted basis. The Company has appointed two nominee directors to the board of Hyasynth.

17.    RELATED PARTY TRANSACTIONS
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm’s length and in the normal course of operations.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    38

Management and Board compensation
For the years ended August 31, 2021 and 2020, the Company’s expenses included the following management and board compensation:

	YEAR ENDED
	AUGUST 31, 2021	AUGUST 31, 2020
Salaries and consulting fees	$2,757	$2,953
Share-based compensation	2,555	2,750
Total key management compensation	$5,312	$5,703

During the year ended August 31, 2021 , 830,000 stock options (August 31, 2020 – 790,000) were granted to key management personnel with an aggregate fair value of $1,550 (August 31, 2020 – $1,794). In addition, during the year ended August 31, 2021 , 359,538 RSUs (August 31, 2020 – 211,981), were granted to key management personnel with an aggregate fair value of $662, respectively (August 31, 2020 – $902). For the year ended August 31, 2021 , 270,877 PSUs, (August 31, 2020 – 88,910) were issued to key management personnel with an aggregate fair value of $291 (August 31, 2020 – $191).

Significant Transactions with Related Parties
The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

On October 23, 2020, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures as a result of Hyasynth’s achievement of the contractual production-related milestone for Tranche 2 of the convertible debentures. This brings the Company’s total face value of convertible debentures investment in Hyasynth to $7,500, which provides the Company with a potential ownership interest of up to 46.7% on a fully diluted basis.

On March 10, 2021, through the strategic investment from a wholly-owned subsidiary of British American Tobacco plc ("BAT"), the Company issued 58,336,392 Common Shares, resulting in BAT's beneficial ownership in the Company at approximately 19.9% and giving BAT the ability to appoint two members to the Company's Board of Directors. Concurrent with the investment, as described in Note 27, The Company and BAT also entered into the PDC Agreement pursuant to which a “Centre of Excellence” ("CoE") was established to focus on developing the next generation of cannabis products, with an initial focus on CBD. The CoE is accounted for as a joint operation, in which the Company and BAT contribute 50%. During the year ended August 31, 2021 , BAT charged the Company $262 for expenses related to the CoE and the Company recognized $406 in expense recoveries representing BAT's contribution in the CoE. The net impact of these expenses and recoveries are included in the consolidated statement of operations and comprehensive loss. The Company’s accounts receivable includes $192 from BAT, which is inclusive of cost sharing for both operating and capital expenditures.

18.     CAPITAL MANAGEMENT
The Company considers its capital to consist of long-term debt, derivative liabilities, share capital, equity reserves, accumulated other comprehensive (loss) income, and accumulated deficit, which is disclosed in the August 31, 2021 consolidated statement of financial position as $517,642 (August 31, 2020 - $414,793). Equity reserves is comprised of any amounts recorded with respect to the recognition of share-based compensation expense (options, RSUs, or PSUs) or the fair value of warrants issued. Accumulated other comprehensive (loss) income is entirely comprised of foreign currency translation gains and losses recorded on the Company’s investment in ACG.

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its growth. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There has been no change in how the Company manages capital during the year, however derivative liabilities were incorporated into the definition of capital during the year.

19.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS
i.Fair value of financial instruments
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company’s financial instruments include cash, short-term investments (including marketable securities), accounts receivable, loan receivable, restricted funds, accounts payable and accrued liabilities, long-term debt, other long-term liabilities and derivative liabilities.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    39

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•Level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short-term investments, accounts receivable, loan receivable, accounts payable and accrued liabilities and restricted funds approximate their carrying amounts due to their short-term nature. The fair value of marketable securities is based on quoted prices in active markets and is reflected in the carrying value of these financial assets. The fair value of long-term debt approximates $310 based on the face value of debt outstanding, which carries a floating interest rate.

The fair value of the contingent share consideration is primarily based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company’s expectations of EIC achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration.

At August 31, 2021 , the probability of achieving the alpha-cannabis® Pharma GmbH milestones was estimated to be nil% and the discount rate was estimated to be 20%. If the probabilities of achieving the milestones increased or decreased by 10%, the estimated fair value of the contingent share consideration would increase or decrease by approximately $70. If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would increase or decrease, respectively, by approximately $nil.

At August 31, 2021 , the probability of EIC achieving the remaining two milestones, as discussed in Note 28, was estimated to be, 80%, and 10% respectively, and the discount rate was estimated to be 4%. If the probabilities of achieving the milestones increased or decreased by 10%, the estimated fair value of the contingent share consideration would increase or decrease by approximately $899. If the discount rates increased or decreased by 1%, the estimated fair value of contingent consideration would increase or decrease, respectively, by approximately $70.

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such Warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.

The fair value of the Top-up Rights is based on Level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares.

During the year, there were no transfers of amounts between Levels 1, 2 and 3.

ii.Financial risk factors
The Company is exposed to various risks through its financial instruments, as follows:

(i) Credit risk arises from deposits with banks, short-term investments (excluding investments in equity securities), outstanding trade and loan receivables, and restricted investments. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, out of the normal course of business such as the loan receivable, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, accounts receivable, loan receivable, and restricted funds on the statement of financial position at August 31, 2021 approximates $235,949 (August 31, 2020 - $99,736).

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    40

As of August 31, 2021 , the Company’s aging of trade receivables was as follows:

	AUGUST 31, 2021	AUGUST 31, 2020
0-60 days	$20,029	$11,922
61-120 days	886	73
Gross trade receivables	$20,915	$11,995
Less: Expected credit losses and reserve for product returns and price adjustments	(710)	(912)
	$20,205	$11,083

(ii) Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At August 31, 2021 , the Company had $55,365 (August 31, 2020 – $24,600) of cash and working capital of $234,349 (August 31, 2020 - $141,123). Further, the Company may potentially access equity capital through the capital markets if required.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at August 31, 2021 :

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$23,436	$23,436	$23,436	$—	$—	$—
Long-term debt	310	330	80	220	30	—
	$23,746	$23,766	$23,516	$220	$30	$—

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s Moncton Campus, the Company is contractually committed to approximately $2,612 of capital expenditures.

(iii) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. During the year, the Company was exposed to interest rate risk pursuant to the variable rate loans described in Note 12. However at August 31, 2021, the Company no longer had any exposure as the debt was repaid, as a result a 1% change in benchmark interest rates will increase or decrease the Company’s interest expense by $nil (August 31, 2020 - $1,150) per year.

20.    REVENUE
Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

Gross revenue for the years ended August 31, 2021 and 2020 is disaggregated as follows:

	YEAR ENDED
	AUGUST 31, 2021	AUGUST 31, 2020
Adult-use recreational wholesale revenue (Canadian)	$98,510	$73,938
Direct to patient medical revenue (Canadian)	8,701	10,748
International (business to business)	386	3,272
Wholesale to Licensed Producers and medical wholesale revenue (Canadian)	2,060	15,184
Other revenue	202	245
Gross revenue	$109,859	$103,387
Excise taxes	(30,696)	(16,592)
Net revenue	$79,163	$86,795

Recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas wholesale revenue is comprised of wholesale shipments to other cannabis companies, including licensed producers, for further processing and sales onto their end customers.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    41

During the year ended August 31, 2021 , the Company had three customers (August 31, 2020 – three customers), respectively, that individually represented more than 10% of the Company’s net revenue.

21.    COST OF SALES
Cost of sales is comprised of the cost of inventories sold during the period, shipping expenses, the production cost of late-stage biological assets that are disposed of, provisions and write-downs for inventory that does not pass the Company’s quality assurance standards and obsolete products and packaging, and other production overhead.

During the year ended August 31, 2021 , the Company recorded write-downs and provisions in relation to excess and obsolete inventories and biological assets as well as adjustments to net realizable value totaling $19,904 (August 31, 2020 - $35,584), which are detailed in Note 8.

During the year ended August 31, 2021 , the Company recorded $8,063 (August 31, 2020 - $5,434) in charges for unabsorbed fixed overhead related to reduced production volumes.

During the year ended August 31, 2020, the Company recorded charges of $6,095 related to a reduced workforce due to COVID-19, which comprised of $5,048 in plant culling and $1,047 mostly related to lump-sum payments paid to temporarily laid-off workers.

22.    CONTINGENCIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the “Claim”) was filed with the Supreme Court of Nova Scotia (the “Court”) seeking to represent a class who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act, the Consumer Protection Act, and the Sale of Goods Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs.

The Claim was amended on November 16, 2017, to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

The amended Claim also contained a request for an order certifying the proceeding as a class proceeding.

During late June 2018, certification hearings were heard before the Court. On January 18, 2019, the Court issued its decision granting certification. On March 4, 2019, the Company filed a notice for leave to appeal the certification of the class action brought against it. Leave to appeal was granted and the appeal was heard on October 15, 2019 and the decision was reserved. On April 30, 2020, the Nova Scotia Court of Appeal ruled that the plaintiff failed to present any evidence that the cannabis purchased by medical customers in 2016 could cause any particular adverse health effects. As a result, class members would not be able to bring claims for damages for adverse health effects in the class proceeding. On June 26, 2020, the plaintiff filed an application for leave to appeal the Nova Scotia Court of Appeal’s decision with the Supreme Court of Canada. On November 5, 2020, the application for leave to appeal was dismissed by the Supreme Court of Canada.

The Company is working to settle what remains of the litigation. The Company reported the Claim to its insurance provider which appointed counsel to defend the Claim. Insurance may be available to cover a portion of the fees or damages which may be associated with the Claim although the Company’s coverage may be subject to varying limits and exclusions. The litigation process will continue into the foreseeable future unless settled out of court.

On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit was filed with the Court of Queen’s Bench in Alberta (the “Alberta Claim”) seeking damages against several Canadian cannabis companies including the Company.  The Alberta Claim does not particularize all of the claims against the companies; however it makes allegations with respect to the content of THC and CBD in the companies’ products. In order to proceed as a class action, the Court must certify the action as a class action. A certification hearing has not yet been scheduled. The Company has reported the Alberta Claim to its insurers.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    42

An amount of $2,750 in regards to claims and other contingencies is included in the consolidated statement of financial position under provisions. For the year ended August 31, 2021 , $2,750 (August 31, 2020 - $nil) has been included in the consolidated statement of operations and comprehensive loss.

23.    GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

	YEAR ENDED
	AUGUST 31, 2021	AUGUST 31, 2020
Office and general	$12,787	$11,819
Wages and benefits	8,381	7,611
Professional fees	6,147	5,367
Research & development	3,450	1,269
Depreciation and amortization	2,613	1,510
Travel and accommodation	98	383
Utilities	89	37
Total general and administrative expenses	$33,565	$27,996

24.    INCOME TAXES
There are no current income taxes payable or recoverable for the years ended August 31, 2021 and 2020.

Components of deferred income tax recovery are as follows:

	AUGUST 31, 2021	AUGUST 31, 2020
Origination and reversal of temporary differences	$(27,244)	$(37,875)
Change in tax rate and rate differences	1,292	421
Change in unrecognized temporary differences	26,026	27,245
Prior period adjustments	(74)	(262)
Total income tax recovery	$—	$(10,471)

A reconciliation of income tax recovery at the statutory rate to amounts recorded in the consolidated financial statements is provided below:

	AUGUST 31, 2021	AUGUST 31, 2020
Loss before income taxes	$(130,704)	$(146,628)
Statutory income tax rate	29.0%	29.0%
Tax calculated at statutory rate	(37,904)	(42,522)
Non-deductible (non-taxable) items	9,514	2,643
Difference between current and future tax rates	1,292	421
Benefit of deductible temporary differences not recognized	26,026	27,245
Effect of tax rates in other jurisdictions	1,144	2,016
Other	(72)	(274)
Income tax recovery	$—	$(10,471)

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    43

Recognized deferred tax assets and liabilities consist of the following:

	AUGUST 31, 2021	AUGUST 31, 2020
Deferred tax assets are attributable to the following:
Non-capital losses	$5,078	$6,670
Lease liabilities	1,544	1,038
Deferred tax assets	6,622	7,708
Set-off of tax	(6,622)	(7,708)
Net deferred tax asset	$—	$—

Deferred tax liabilities are attributable to the following:
Property, plant and equipment	$—	$(961)
Intangibles assets	(652)	—
Biological assets	(1,755)	(170)
Inventories	(2,670)	(5,367)
Right-of-use assets	(1,146)	(1,096)
Net investment in sublease	(398)	—
Other	(1)	(114)
Deferred tax liabilities	(6,622)	(7,708)
Set-off of tax	6,622	7,708
Net deferred tax liability	$—	$—

The changes in temporary differences during the years ended August 31, 2021 and 2020 were as follows:

	NET BALANCE AT AUGUST 31, 2020	RECOGNIZED IN PROFIT OR LOSS	RECOGNIZED DIRECTLY IN EQUITY & OCI	NET BALANCE AT AUGUST 31, 2021
Non-capital losses	$6,669	$(1,591)	$—	$5,078
Property, plant and equipment	(961)	961	—	—
Intangibles assets	(10)	(642)	—	(652)
Biological assets	(170)	(1,585)	—	(1,755)
Inventories	(5,367)	2,697	—	(2,670)
Lease liabilities	1,038	506	—	1,544
Right-of-use assets	(1,096)	(50)	—	(1,146)
Net investment in sublease	—	(398)	—	(398)
Other	(103)	102	—	(1)
Net tax liabilities	$—	$—	$—	$—

	NET BALANCE AT AUGUST 31, 2019	RECOGNIZED IN PROFIT OR LOSS	RECOGNIZED DIRECTLY IN EQUITY & OCI	NET BALANCE AT AUGUST 31, 2020
Non-capital losses	$10,708	$(4,039)	$—	$6,669
Property, plant and equipment	(4,983)	4,022	—	(961)
Biological assets	(961)	791	—	(170)
Inventories	(15,200)	9,833	—	(5,367)
Lease liabilities	—	1,038	—	1,038
Right-of-use assets	—	(1,096)	—	(1,096)
Other	(35)	(78)	—	(113)
Net tax (liabilities) assets	$(10,471)	$10,471	$—	$—

At August 31, 2021, the Company has non-capital loss carryforwards available to offset future taxable income in Canada, which expire as follows:

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    44

AUGUST 31, 2021
August 31, 2035	$1,070
August 31, 2037	11,825
August 31, 2038	14,735
August 31, 2039	18,254
August 31, 2040	85,698
August 31, 2041	76,746
$208,328

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met. The Company's unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	AUGUST 31, 2021	AUGUST 31, 2020
Deductible temporary differences	$31,803	$17,348
Tax losses	191,607	102,183
	$223,410	$119,531

25.    LICENSING AGREEMENT
On October 4, 2016, the Company entered into a licensing agreement with Swear Net Inc. (the Trailer Park Boys Inc. “TPB”) for an exclusive product and branding partnership superseded by a licensing agreement with TPB dated April 15, 2020 and terminated on September 14, 2020 subject to transitionary licensing provisions until April 30, 2021. In exchange for services, the Company paid $100 in cash and issued 150,000 options at a strike price of $1.52 per share. The fee was being recognized over the life of the agreement of five years as services are delivered. For the year ended August 31, 2021, $24 (August 31, 2020 - $22) had been amortized to share-based compensation and $59 (August 31, 2020 - $32) has been amortized to selling and marketing expenses. At August 31, 2021, the Company recorded the current portion of the cash payment and stock options fee of $nil (2020 - $57) as a prepaid expense and the long-term portion of the fee of $Nil (August 31, 2020 - $2) in deferred charges on the consolidated statements of financial position.

Under the agreement, the Company issued an additional 350,000 in options at a price of $1.52 which vest in accordance with certain conditions being met. As of August 31, 2020, these conditions were met. For the year ended August 31, 2021, $55 (August 31, 2020 - $51) had been expensed to share-based compensation. At August 31, 2021, the Company had recorded the current portion of the stock options fee of $nil (August 31, 2020 - $51) as a prepaid expense and the long-term portion of the fee of $nil (August 31, 2020 - $4) in deferred charges on the consolidated statement of financial position.

26.    GOVERNMENT SUBSIDIES

On April 1, 2020, Department of Finance Canada announced the CEWS, which would subsidize 75% of employee wages, retroactive to March 15, 2020, to Canadian employers whose business had been affected by COVID-19 to enable them to re-hire workers previously laid off as a result of the pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis. Also, on October 9, 2020, the creation of the new Canada Emergency Rent Subsidy ("CERS") program was announced to provide support to qualifying tenants and property owners in the form of rent subsidy that is made available to organizations that continue to endure declining revenues, and the lockdown support, which provides an additional top-up to those entities that must either close or significantly restrict their activities due to a public health order. Under these programs, the Company applied for subsidies for the year ended August 31, 2021 of $8,147 (August 31, 2020 - $7,883), which has been included as government subsidies in the statements of operations and comprehensive loss.

27.     PRODUCT DEVELOPMENT COLLABORATION
On March 10, 2021, in conjunction with the strategic investment received as described herein, the Company and BAT entered into a PDC Agreement pursuant to which the CoE was established to focus on developing the next generation of cannabis products with an initial focus on CBD. The CoE is located at the Company’s Moncton Campus, which holds the Health Canada licenses required to conduct research and development (“R&D”) activities with cannabis products. Both companies are contributing scientists, researchers, and product developers to the CoE and it is governed and supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement, both the Company and BAT have access to certain of each other’s intellectual property (“IP”) and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    45

Pursuant to the terms of the PDC Agreement, $31,109 of the Investment Proceeds was reserved in order to satisfy certain of the Company’s obligations under the PDC Agreement, including the Company’s portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT.

The CoE is accounted for as a joint operation, in which the Company and BAT contribute 50%. The Company recognized its share of the expenses incurred by the CoE in the statement of operations and comprehensive loss. For the year ended August 31, 2021 , $497 of expenses has been recorded in the statement of operations and comprehensive loss. The Company’s accounts receivable include $192 from BAT, inclusive of capital expenditures.

28.    ACQUISITION OF THE EDIBLES AND INFUSIONS CORPORATION
On April 6, 2021, the Company acquired 100% of the shares and voting interests of the non-listed EIC, including SUHM Investments Inc. and Quality Confections Corporation who collectively own 100% of EIC for $22,000 of share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration of $13,000 if EIC achieves various milestones. On August 26, 2021, SUHM Investments Inc, Quality Confections Corporation and EIC amalgamated with the continuing entity being EIC.

The Company elected not to apply the optional concentration test and, as such, carried out a detailed analysis of inputs, outputs and substantive processes. Included in the identifiable assets acquired and liabilities assumed at the date of acquisition of EIC are inputs (production equipment, manufacturing facility and a standard research and processing license), production processes and an organized workforce. The Company has determined that together the acquired inputs and processes significantly contribute to the ability to create revenue. The Company has concluded that the acquired set is a business.

Taking control of EIC is expected to enable the Company to penetrate a new product category and provides the Company with access to EIC’s expertise in the confectionary space. The acquisition is also expected to provide the Company with an increased share of the gummies market.

For the five months ended August 31, 2021, EIC contributed $287 of gross revenue and net loss of $1,125 to the consolidated results. If the acquisition had occurred on September 1, 2020, management estimates consolidated gross revenue would remain unchanged and consolidated net loss for the year would have been $132,252.

Equity instruments issued
The fair value of the Common Shares issued was based on the listed share price of the Company on closing of April 5, 2021 of $4.36 per share.

Acquisition costs
The Company incurred acquisition-related costs of $620 on legal fees and due diligence costs. Of these costs $555 have been included in the statement of operations and comprehensive loss and $65 have been capitalized to share issuance costs.

Contingent share consideration
The acquisition includes contingent share consideration based on various milestones as follows:

a) $3,500 to be paid in Common Shares upon the first listing of EIC or Organigram branded product (which was manufactured at the EIC facility) prior to December 31, 2021 in either the Ontario or Alberta recreational market which was achieved prior to August 31, 2021 and settled subsequently on September 8, 2021.
b) $7,000 to be paid in Common Shares on the generation of $15 million in net revenue during the 12 months ended December 31, 2022.
c) $2,500 to be paid in Common Shares on the generation of $7 million in adjusted EBITDA for the 12 months ended December 31, 2022.

Milestone payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement. As at the acquisition date, the fair value of the contingent consideration was estimated to be $5,249.

As at August 31, 2021, the contingent consideration has been adjusted to $9,038 to reflect changes in estimates. As the first milestone was achieved $3,500 has been reclassified to accounts payable and accrued liabilities.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    46

Assets acquired and liabilities assumed
The Company has not yet finalized the purchase accounting including determination of any final working capital adjustment. The following table summarizes management's preliminary recognition of assets acquired and liabilities assumed at the date of acquisition:

FAIR VALUE ON ACQUISITION
Assets
Property, plant and equipment	$11,828
Intangibles	2,685
Deposits on equipment	2,157
Other assets	28
Total assets	$16,698

Liabilities
Accounts payable and accrued liabilities	$2,047
Lease liability	1,742
Total liabilities	$3,789
Total identifiable net assets at fair value	$12,909

Consideration transferred
Equity instruments (5,045,873 common shares)	$22,000
Contingent consideration	5,249
Working capital adjustment	(19)
$27,230

Goodwill arising on acquisition	$14,321

Lease liability
The Company measured the acquired lease liability using the present value of the remaining lease payments at the date of acquisition. The right-of-use asset was measured at an amount equal to the lease liabilities.

Goodwill
The goodwill is attributable to the skills and technical talent of EIC's work force and the synergies expected to be achieved from integrating EIC into the Company’s existing business. None of the goodwill recognized is expected to be deductible for tax purposes.

29.     OPERATING SEGMENTS
An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the Company's chief operating decision maker, to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company only has one operating segment.

30.    SUBSEQUENT EVENTS
i) Edibles and Infusions Corporation Milestone earn-out
On September 8, 2021, the Company issued 1,039,192 Common Shares on EIC's achievement of the first milestone earnout as set out in note 28. The fair value of the Common Shares issued was based on the 5-day volume-weighted average listed share price of the Company of $3.37 per share.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    47